UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2011
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____.

IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 4, 2011
www.methanex.com

Methanex	1800 Waterfront Centre	Telephone: 604 661 2600
Corporation	200 Burrard Street	Facsimile: 604 661 2602
Vancouver, British Columbia
	Canada V6C 3M1	www.methanex.com
March 4, 2011
INVITATION TO SHAREHOLDERS
On behalf of the Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention Centre — East Building in Vancouver, British Columbia on Thursday, April 28, 2011 at 11:00 a.m.
At the meeting, we will be voting on a number of important matters including, for the first time, a shareholder advisory “say on pay” vote concerning our approach to executive compensation. We hope you will take the time to consider the information describing these matters in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the Information Circular. If you are a “non-registered” shareholder, follow the instructions that you should receive from or on behalf of your intermediary to ensure that your shares get voted at the meeting according to your wishes.
In addition to the “say on pay” advisory vote, we have a web-based survey to enable shareholders to provide direct feedback to us on our approach to executive compensation and we encourage all shareholders to provide us with comments using this survey. Please see page 21 of the Information Circular for more information.
The meeting is a valuable forum for you to learn more about our 2010 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s directors and senior management and ask them any questions you may have.
We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live at the Investor Relations section of our website: www.methanex.com.
Sincerely,
Bruce Aitken
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 28, 2011

TIME:	11:00 am (Pacific Time)

PLACE:	Meeting Rooms 1 to 3 (Parkview Terrace)
Vancouver Convention Centre — East Building
999 Canada Place
Vancouver, British Columbia
The Meeting is being held for the following purposes:
1.	to receive the Consolidated Financial Statements for the financial year ended December 31, 2010 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.	to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular; and

5.	to transact such other business as may properly come before the Meeting.
If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368 2502 or toll-free in North America 1 866 781 3111 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.
DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 4, 2011 unless otherwise stated.
PART I VOTING
Solicitation of proxies
This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.
It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 25, 2011 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on March 11, 2011 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of March 4, 2011, there were 92,699,307 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Company was Wellington Management Company, LLP. Based on the information filed by them on March 10, 2011, Wellington Management Company, LLP beneficially owned and exercised control or direction over 12,273,831 Common Shares, representing approximately 13.2% of the voting rights attached to the Company’s voting securities.
Can I vote Common Shares that I acquired after the Record Date (March 11, 2011)?
No. Only Common Shares that are held by a shareholder on the Record Date are entitled to be voted at the Meeting.
How do I vote?
If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote by proxy or vote in person at the Meeting.
Voting by proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “How do I revoke a proxy?” on page 3).
Voting in person
Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.
Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.
If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.
What is a proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.
If you are a Registered Shareholder and you complete the enclosed proxy, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my shares be voted if I give my proxy?” below.
How do I appoint a proxyholder?
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CIBC Mellon Trust Company within the time specified below for receipt of proxies.
If you leave the space on the proxy form blank, either Thomas Hamilton or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Hamilton is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares (or the holder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368 2502 or toll-free in North America 1 866 781 3111 and received no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.
How will my shares be voted if I give my proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder will vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Hamilton or Mr. Aitken has been appointed as proxyholder, your shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see Part II “BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

How do I revoke a proxy?
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to (416) 368 2502 or toll-free in North America 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to (604) 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder” above, you will be able to vote your shares in person at the Meeting.
Who pays for this solicitation of proxies?
The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.
Who counts the votes?
The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.
How do I contact the transfer agent?
If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, CIBC Mellon Trust Company, as follows:

Email:	inquiries@cibcmellon.com
Toll-free:	1 800 387 0825
Telephone:	(416) 643 5500
Fax:	(416) 643 5501
Mail:	CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
The Company’s co-registrar and co-transfer agent in the United States is Registrar and Transfer Company; however, all shareholder inquiries should be directed to CIBC Mellon Trust Company.

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
The consolidated financial statements for the year ended December 31, 2010 will be received by shareholders of the Company at the Meeting of the Company and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the Canada Business Corporations Act (“CBCA”) and to non-registered shareholders that have requested such financial statements.
ELECTION OF DIRECTORS
The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed. The Company has a majority voting policy for election of directors that is described on page 21. The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The bylaws of the Company state that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The Board of Directors, on an annual basis, considers the size of the Board and on March 4, 2011, the directors determined that the Board of Directors shall consist of 11 directors, such size being consistent with effective decision-making.
The Corporate Governance Committee recommends to the Board nominees for election as directors. The process by which the Committee identifies new candidates for nomination to the Board of Directors is described on page 19, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.
The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors, along with other relevant information, including the number and market value of Common Shares(1), Deferred Share Units (“DSUs”)(2) and Restricted Share Units (“RSUs”)(3) held by each of them as at the date of this Information Circular. In the case of Mr. Aitken, the Company’s President and Chief Executive Officer, the table sets out the number of Performance Share Units (“PSUs”)(4) and DSUs that he holds. Information regarding Mr. Aitken’s stock options(5) and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 46. The table also sets out whether a nominee is independent or not independent. See page 16 for information on how director independence is determined. Unless otherwise stated, all Canadian dollar amounts in the table below have been converted to US dollars at a conversion rate 1.0299, being the Bank of Canada average noon rate for 2010.

BRUCE AITKEN Age: 56 Vancouver, BC, Canada Director since: July 2004 Not Independent	Mr. Aitken is President and Chief Executive Officer of the Company. Prior to his appointment in May 2004, Mr. Aitken was President and Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He has been an employee of the Company and its predecessor methanol companies for about 20 years. Prior to joining the Company, Mr. Aitken was Executive Director of Cape Horn Methanol (now Methanex Chile) in Santiago.

Mr. Aitken has a Bachelor of Commerce degree from the University of Auckland and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

	2010	Total 2010 Attendance		Other Current Board
Board / Committee Memberships(6)	Attendance	at Board and Committee Meetings		Memberships
Member of the Board	7 of 7	7 of 7	100%	Chair, Advisory Board, Centre for CEO Leadership, Sauder School of Business, UBC (educational institution) (since 2009) Enerkem Inc. (since 2010)
Share and Share Equivalents Held as of March 4, 2011:

		Total of PSUs (50%	Total Market Value of		Minimum
		of balance),	Common Shares,		Shareholding		Meets Share
Common	Total DSUs	Common Shares	DSUs and PSUs(7)		Requirements		Ownership
Shares	and PSUs	and DSUs	US$	CDN$	US$	CDN$	Requirements?(8)
130,048	447,674	443,718	$12,489,936	$12,863,385	$5,709,292	5,880,000	Yes

HOWARD BALLOCH Age: 59 Beijing, China Director since: December 2004 Independent	Mr. Balloch became Chairman of Canaccord Genuity Asia Limited in January 2011. Based in Beijing, Canaccord Genuity Asia Limited is an investment banking firm specializing in China and international firms active in the Chinese market. Prior to this Mr. Balloch was President of The Balloch Group from 2001 until January 2011 when it was acquired by Canaccord Financial Inc. The Balloch Group (also based in Beijing) was a private investment advisory and merchant banking firm specializing in China and other Asian markets. Prior to this, from 1996 to 2001, Mr. Balloch was the Canadian Ambassador to the People’s Republic of China.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Master’s degree in International Relations, both from McGill University, Montreal.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	6 of 7	14 of 15	93%	BeiKai Capital (private) (since 2011)
Corporate Governance Committee	3 of 3			Canaccord Financial Inc. (since 2011)
Human Resources Committee	4 of 4			Ivanhoe Mines Ltd. (since 2005)
Public Policy Committee (Chair)	1 of 1			Ivanhoe Energy Inc. (since 2002)
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
4,000	25,812	29,812	839,159	864,250	194,194	200,000	Yes

PIERRE CHOQUETTE Age: 68 Vancouver, BC, Canada Director since: October 1994 Independent	Mr. Choquette is a corporate director. He was Chairman of the Board of the Company from September 2003 until May 2010. Mr. Choquette was Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004 and President and Chief Executive Officer of the Company from October 1994 to September 2003. He was a Company employee for nine years.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Master of Science in Chemical Engineering from Laval University, Quebec City. He is also a graduate of the Advanced Management Program at the Harvard Graduate School of Business Administration.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	12 of 14	86%	Canada Pension Plan Investment Board
Audit, Finance & Risk Committee	3 of 4			(government agency) (since 2008)
Human Resources Committee	1 of 2
Responsible Care Committee	1 of 1
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
28,201	60,887	89,088	2,507,681	2,582,661	194,194	200,000	Yes

PHILLIP COOK Age: 64 Austin, Texas, USA Director since: May 2006 Independent	Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals and Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products and Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	6 of 7	16 of 17	94%	Cockrell School of Engineering Advisory
Audit, Finance & Risk Committee	7 of 7			Board (since 2004) and the Environmental
Public Policy Committee	1 of 1			Sciences Institute Advisory Board (since
Responsible Care Committee (Chair)	2 of 2			2010) of the University of Texas at Austin (educational institution)
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
12,500	11,909	24,409	687,074	707,617	194,194	200,000	Yes

THOMAS HAMILTON Age: 67 Houston, Texas, USA Director since: May 2007 Independent	Mr. Hamilton has been Chairman of the Board of the Company since May 2010. He has been co-owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP and Standard Oil Company.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships(9)	Attendance	Meetings		Memberships
Member of the Board	7 of 7	13 of 13	100%	FMC Technologies, Inc. (since 2001)
Audit, Finance & Risk Committee	3 of 3			HCC Insurance Holdings, Inc. (since 2008)
Corporate Governance Committee	2 of 2			Hercules Offshore Inc. (since 2004)
Responsible Care Committee	1 of 1			Mental Health and Mental Retardation Authority, Harris County, Texas (non-profit quasi-government agency) (since 2000)
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
24,000	15,445	39,445	1,110,313	1,143,511	728,226	750,000	Yes

ROBERT KOSTELNIK Age: 59 Corpus Christi, Texas, USA Director since: September 2008 Independent	Mr. Kostelnik has been the President and CEO of Cinatra Clean Technologies, Inc. since 2008. Cinatra is the exclusive provider in the United States of the automated BLABO tank cleaning system to the refining, pipeline and terminal sectors of the oil and gas industry. He held the position of Vice President of Refining for CITGO Petroleum Corporation from July 2006 until his retirement in 2007. Mr. Kostelnik held a number of senior positions during his 16 years with CITGO, a company that refines and markets petrochemical products. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) with honors from the University of Missouri and is a Registered Professional Engineer.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	11 of 11	100%	Association of Chemical Industry of
Corporate Governance Committee	1 of 1			Texas (industry association) (since 2004)
Public Policy Committee	1 of 1			Frontier Oil Corporation (since 2010)
Responsible Care Committee	2 of 2			Port of Corpus Christi (Texas) Authority (government agency) (since 2010)
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
18,300	11,909	30,209	850,334	875,759	194,194	200,000	Yes

DOUGLAS MAHAFFY Age: 65 Toronto, Ontario, Canada Director since: May 2006 Independent	Mr. Mahaffy is a corporate director. He was Chairman of McLean Budden Limited from February 2008 until March 2010. Prior to that he held the position of Chairman and Chief Executive Officer of McLean Budden from October 1989 to February 2008. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden is an investment management firm that manages over $35 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration from York University, Toronto.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	15 of 15	100%	Canada Pension Plan Investment Board
Corporate Governance Committee	3 of 3			(government agency) (since 2009)(10)
Human Resources Committee	4 of 4
Public Policy Committee	1 of 1
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
0	32,652	32,652	919,100	946,581	194,194	200,000	Yes

A. TERENCE (TERRY) POOLE Age: 68 Calgary, Alberta, Canada Director since: February 1994(11) Independent	Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation, a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of Financial Executives International.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	18 of 18	100%	Pengrowth Energy Corporation (since 2005)
Audit, Finance & Risk Committee (Chair)(12)	7 of 7
Corporate Governance Committee	3 of 3
Public Policy Committee	1 of 1
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
35,000	35,348	70,348	1,980,182	2,039,389	194,194	200,000	Yes

JOHN REID Age: 63 Vancouver, British Columbia, Canada Director since: September 2003 Independent	Mr. Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to that position he was Executive Vice President and Chief Financial Officer of Terasen for two years.

Mr. Reid has an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	20 of 20	100%	Corix Infrastructure Inc. (private) (since 2006)
Audit, Finance & Risk Committee	7 of 7			Corix Water Products Inc. (private) (since 2006)
Human Resources Committee (Chair)	4 of 4			Finning International Inc. (since 2006)
Responsible Care Committee	2 of 2
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
10,000	40,443	50,443	1,419,888	1,462,343	194,194	200,000	Yes

JANICE RENNIE Age: 53 Edmonton, Alberta, Canada Director since: May 2006 Independent	Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	19 of 19	100%	Capital Power Corporation (since 2009)
Audit, Finance & Risk Committee Human Resources Committee	7 of 7 4 of 4			Greystone Capital Management Inc. (private) (since 2003)
Responsible Care Committee	1 of 1			Major Drilling Group International Inc. (since 2010)
Teck Resources Limited (since 2007)
West Fraser Timber Co. Ltd. (since 2004)
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
2,000	18,661	20,661	581,573	598,962	194,194	200,000	Yes

MONICA SLOAN Age: 56 Calgary, Alberta, Canada Director since: September 2003 Independent	Ms. Sloan is a corporate director. She was Chief Executive Officer of Intervera Ltd. from January 2004 to December 2008. Intervera provided data quality products and services to the energy industry. Prior to this position Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Master of Engineering from Stanford University and a Master of Business Administration from the Harvard Graduate School of Business Administration.

Total 2010 Attendance
	2010	at Board and Committee		Other Current Board
Board / Committee Memberships	Attendance	Meetings		Memberships
Member of the Board	7 of 7	16 of 16	100%	Industrial Alliance Pacific Insurance and
Corporate Governance Committee (Chair)	3 of 3			Financial Services Inc. (since 2003)
Human Resources Committee	4 of 4			Biovantage Inc. (non-profit) (since 2010)
Responsible Care Committee	2 of 2
Share and Share Equivalents Held as of March 4, 2011:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Share
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Requirements?(8)
4,000	46,219	50,219	1,413,583	1,455,849	194,194	200,000	Yes

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)” on page 26.

(3)	For information on Restricted Share Units, see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25.

(4)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 39. Non-management directors do not participate in this plan.

(5)	Non-management directors ceased being granted stock options in 2003 and no non-management director currently holds any stock options.

(6)	Mr. Aitken is not a member of any Committee, but attends all Committee meetings in his capacity as President and Chief Executive Officer.

(7)	This value is calculated using $28.99, being the weighted average Canadian dollar closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 90-day period ending March 4, 2011.

(8)	See page 30 for more information on director share ownership requirements. See page 43 for Mr. Aitken’s share ownership requirements.

(9)
Mr. Hamilton became Chairman of the Board in May 2010 and ceased to be a member of any Committee. Since his appointment he attends all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(10)
Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of the United States Steel Corporation.

(11)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.

(12)	Mr. Poole has been designated as the “audit committee financial expert.”
Summary of Board and Committee Meetings
For the 12-month period ending December 31, 2010

Board of Directors	7
Audit, Finance and Risk Committee	7
Corporate Governance Committee	3
Human Resources Committee	4
Public Policy Committee	1
Responsible Care Committee	2

Summary of Attendance of Directors at Board and Committee Meetings
For the 12-month period ending December 31, 2010

					%
	Board	% Board	Committee		Committee	Total Board and Committee
	Meetings	Meetings	Meetings Attended		Meetings	Meetings Attended
Director	Attended	Attended	#	Committee	Attended	#	%
Bruce Aitken(1)	7 of 7	100%	—		—	7 of 7	100%
Howard Balloch	6 of 7	86%	3 of 3	Corporate Governance	100%	14 of 15	93%
			4 of 4	Human Resources	100%
			1 of 1 (Chair)	Public Policy	100%
Pierre Choquette(2)	7 of 7	100%	3 of 4	Audit, Finance and Risk	75%	12 of 14	86%
			1 of 2	Human Resources	50%
			1 of 1	Responsible Care	100%
Phillip Cook	6 of 7	86%	7 of 7	Audit, Finance and Risk	100%	16 of 17	94%
			1 of 1	Public Policy	100%
			2 of 2 (Chair)	Responsible Care	100%
Tom Hamilton(3)	7 of 7	100%	3 of 3	Audit, Finance and Risk	100%	13 of 13	100%
			2 of 2	Corporate Governance	100%
			1 of 1	Responsible Care	100%
Robert Kostelnik(4)	7 of 7	100%	1 of 1	Corporate Governance	100%	11 of 11	100%
			1 of 1	Public Policy	100%
			2 of 2	Responsible Care	100%
Douglas Mahaffy	7 of 7	100%	3 of 3	Corporate Governance	100%	15 of 15	100%
			4 of 4	Human Resources	100%
			1 of 1	Public Policy	100%
A. Terence Poole	7 of 7	100%	7 of 7 (Chair)	Audit, Finance and Risk	100%	18 of 18	100%
			3 of 3	Corporate Governance	100%
			1 of 1	Public Policy	100%
John Reid	7 of 7	100%	7 of 7	Audit, Finance and Risk	100%	20 of 20	100%
			4 of 4 (Chair)	Human Resources	100%
			2 of 2	Responsible Care	100%
Janice Rennie(5)	7 of 7	100%	7 of 7	Audit, Finance and Risk	100%	19 of 19	100%
			4 of 4	Human Resources	100%
			1 of 1	Responsible Care	100%
Monica Sloan(6)	7 of 7	100%	3 of 3 (Chair)	Corporate Governance	100%	16 of 16	100%
			4 of 4	Human Resources	100%
			2 of 2	Responsible Care	100%
Total		97%			98%		98%

(1)	In 2010, Mr. Aitken attended all Committee meetings in his capacity as President and Chief Executive Officer of the Company.

(2)
Mr. Choquette ceased to be Chairman of the Board in May 2010 and became a member of the Audit, Finance & Risk Committee, Human Resources Committee and Responsible Care Committee. Prior to joining these Committees, he attended all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(3)
Mr. Hamilton was appointed Chairman of the Board on May 1, 2010 and ceased to be a member of any Committee. Since his appointment he attended all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(4)	Mr. Kostelnik joined the Corporate Governance Committee in April 2010 and attended all meetings of the Committee in 2010 after that time.

(5)	Ms. Rennie joined the Responsible Care Committee in April 2010 and attended all meetings of the Committee in 2010 after that time.

(6)	Ms. Sloan replaced Mr. Hamilton as Chair of the Corporate Governance Committee in April 2010.
REAPPOINTMENT AND REMUNERATION OF AUDITORS
The directors of the Company recommend the reappointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.
The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.

Principal Accountant Fees and Services
Pre-Approval Policies and Procedures
The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG’s global fees relating to the years ended December 31, 2010 and December 31, 2009 are as follows:

US$000s	2010	2009
Audit Fees	1,600	1,429
Audit-Related Fees	138	166
Tax Fees	304	186

Total	2,042	1,781

Each fee category is described below.
Audit Fees
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting. The increase in audit fees for 2010 compared with 2009 is primarily due to changes in foreign exchange rates.
Audit-Related Fees
Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Company’s transition to international financial reporting standards (“IFRS”) and the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
A detailed discussion of our approach to executive compensation is provided in the Executive Compensation Discussion and Analysis which begins on page 31 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
Important elements of our executive compensation program are designed to be dependent upon measures that align with increasing the share price. For the executive officers, a significant percentage of the short-term incentive award is dependent on achieving certain levels of “modified return on capital employed” but also on a broad variety of measures that we believe drive our share price. In the case of the Long-Term Incentive Plan, the value of PSUs is dependent upon the compounded shareholder return calculated over a three-year period and stock options/Stock Appreciation Rights (“SARs”) (which vest over a three-year period) and have no value if the underlying share price does not increase.

We also believe in the importance of executives owning Company shares to more fully align management with the interests of shareholders and focus activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, the Chief Executive Officer and all other executive officers have significant share ownership requirements.
In connection with last year’s Annual General Meeting, a shareholder proposal was received calling on the Company to implement an annual advisory vote on executive compensation (commonly referred to as a “say on pay vote”). A majority of the Company’s shareholders voted FOR this proposal and we are now implementing the say on pay vote. The Company is using the model say on pay resolution formulated by the Canadian Coalition for Good Governance. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board has also put in place a web-based survey to enable shareholders to give feedback on our approach to executive compensation. See page 21 for more information on the survey.
This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders on the web-based survey, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution:
RESOLVED THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2011 annual meeting of shareholders.
The Board of Directors unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Statement of Corporate Governance Practices
Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.
The Company is a Canadian reporting issuer with its Common Shares listed on the TSX, the NASDAQ Global Market and the Foreign Securities Market of the Santiago Stock Exchange of Chile. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also closely monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.
1. Board of Directors
The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.
2011 Board Objectives
Every year the Board of Directors establishes an annual set of “Board Objectives.” In early 2011, the Board established several key objectives for 2011 including:
•	continue to focus on first quartile Responsible Care performance;
•
pay close attention to developments in each of the Company’s production regions, particularly with respect to gas exploration and development as well as the operations of the Company’s new methanol production facility in Egypt;

•	examine opportunities to grow the Company’s presence in the China methanol market; and
•	provide oversight and guidance on development and succession planning.
The status of and future actions for each objective are discussed at each Board meeting.
Committees of the Board of Directors
The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. All Committee members have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2010, or is currently, an officer or employee of the Company or any of its subsidiaries.

The following table lists each of our Board Committees, its members and a summary of its key responsibilities.

		Meetings	Overall
		in 2010	Attendance
Committee	Members	(#)%		Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Phillip Cook Pierre Choquette	7	97%	• assisting the Board in fulfilling its oversight responsibility relating to:
	John Reid Janice Rennie
•      the integrity of the Company’s financial statements

•      the financial reporting process

•      systems of internal accounting and financial controls

•      professional qualifications and independence of the external auditors

•      performance of the external auditors

•      risk management processes

•      financing plans and pension plans

•      compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Monica Sloan (Chair) Howard Balloch Robert Kostelnik Douglas Mahaffy A. Terence Poole	3	100%
•      establishing the appropriate composition and governance of the Board, including compensation of all non-management directors

•      recommending nominees for election or appointment as directors

•      annually assessing and enhancing the performance of the Board, Board Committees and Board members

•      shaping the corporate governance of the Company and developing corporate governance principles for the Company

•      monitoring compliance by the Company with ethics policies and legal and regulatory requirements

•      providing oversight of the director education program

Human Resources Committee	John Reid (Chair) Howard Balloch(3) Pierre Choquette Douglas Mahaffy Janice Rennie Monica Sloan	4	95%
•      approving the goals and objectives of the CEO and evaluating the CEO’s performance

•      reviewing and recommending to the Board for approval the remuneration of the Company’s executive officers

•      approving the remuneration of all other employees on an aggregate basis

•      approving the executive compensation discussion and analysis

•      reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs

•      recommending grants and administrative matters in connection with the Long-Term Incentive Plan

•      reviewing the operations and administration of the Company’s retirement plans

Public Policy Committee	Howard Balloch (Chair) Phillip Cook Douglas Mahaffy Robert Kostelnik A. Terence Poole	1	100%
•      reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs

•      overseeing the Company’s Social Responsibility policies

Responsible Care Committee	Phillip Cook (Chair) Pierre Choquette Robert Kostelnik John Reid Janice Rennie Monica Sloan	2	100%
•      reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company

•      overseeing the Company’s Responsible Care® Policy and reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®

(1)
The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2010.

(2)	Mr. Poole is the “audit committee financial expert.”

(3)	Mr. Balloch, in his role as Chairman of Canaccord Genuity Asia Limited, is the only committee member who serves as a chief executive officer of another company.

Director Independence
Independence Status of Directors

Name	Management	Independent	Not Independent
Bruce Aitken	x
Howard Balloch		x
Pierre Choquette		x
Phillip Cook		x
Thomas Hamilton		x
Robert Kostelnik		x
Douglas Mahaffy		x
A. Terence Poole		x
John Reid		x
Janice Rennie		x
Monica Sloan		x
Ten of the 11 nominees who are standing for election to the Company’s Board, over 90%, have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations. Mr. Aitken is the President and Chief Executive Officer of the Company and is therefore not independent.
In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee and Corporate Governance Committee state that these committees must be composed wholly of independent directors. The mandate of the Human Resources Committee states that no committee member shall be an officer of the Company. In addition, the Corporate Governance Principles provide that if the Chairman of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.
All Committees of the Board are currently constituted exclusively of independent directors. Mr. Aitken, in his capacity as President and Chief Executive Officer of the Company, and Mr. Hamilton, in his capacity as Chairman of the Board, attend Committee meetings.
Other Directorships and Interlocking Relationships
Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors.” Mr. Choquette and Mr. Mahaffy currently serve together on the board of the Canada Pension Plan Investment Board (“CPP”), the Investment Committee of CPP and the Human Resources and Compensation Committee of CPP. Mr. Choquette has been a member of the CPP board since February 2008 and Mr. Mahaffy since October 2009.
Other than Mr. Choquette and Mr. Mahaffy, there were no nominees who served together as directors on the boards of other corporations or acted together as trustees for other entities during 2010.
In Camera Sessions
Following each in-person meeting of the Board an “in camera” session is held at which only independent directors are in attendance as provided in the Corporate Governance Principles. In addition, in camera sessions were held following each Committee meeting in 2010.
Meeting Attendance Records
The cumulative Board and Committee meeting attendance rate for all directors in 2010 was 98%. For information concerning the number of Board and Committee meetings held in 2010, as well as the attendance record of each director for those meetings, see the chart on page 11.
2. Board Mandate
Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.

3. Position Descriptions
Board Chairman and Committee Chairs
The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.
Chief Executive Officer (“CEO”)
The CEO has a written position description that sets out the position’s key responsibilities. In addition, the CEO has specific annual corporate and personal performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” commencing on page 34 for more complete information on these objectives.
Retirement Policy
The Board of Directors has determined that there should not be a mandatory retirement age for directors and the Corporate Governance Principles establish that there should not be cumulative term limits for directors and states as follows:
Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
4. Orientation and Continuing Education
To familiarize directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, all directors are provided with a director’s manual in the form of a CD that contains information covering a wide range of topics including:
•	Duties of directors and directors’ liabilities
•	Board and committee governance documents
•	The Company’s Code of Business Conduct and Vision and Core Values
•	Strategic plans, operational reports, marketing reports and budgets
•	Important corporate policies
•	Recent regulatory filings and analyst reports
•	Information on our corporate and organizational structure
CDs containing updated information are provided to all directors on an ongoing basis. In addition, the Company encourages directors to meet with senior management and to visit our operations and plant locations.
The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials.
The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of the business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.

The Board received a number of presentations in 2010 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company as well as regulatory changes materially impacting the Company, such as the Company’s transition to IFRS. The Board also conducts an annual one-day strategy session that provides detailed information on the business environment and trends affecting the Company. In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. In November 2010, the Board met in New Zealand where the Company has production facilities. This site visit gave directors an opportunity to receive various presentations on the New Zealand energy market, government policies, and the Company’s New Zealand operations. The visit also gave directors an extended opportunity to interact with employees, natural gas suppliers, business associates and government officials, as well as tour the methanol production facilities and related infrastructure.
5. Ethical Business Conduct
Code of Business Conduct
The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. It provides a set of standards meant to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code may be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.
The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.
The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and the General Counsel shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chair of the Audit, Finance and Risk Committee is advised of all reports that concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such matters should be investigated and by whom.
No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
Transactions Involving Directors or Officers
The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.
CEO Trading Policy
The Company has a policy stating that if the President and Chief Executive Officer intends to sell securities of the Company or exercise options, a press release will be issued no less than five business days in advance of the date of the intended transaction. The press release shall contain information that includes the maximum amount of shares or options intended to be sold or exercised, the expected date of the transaction, the approximate number of Common Shares the President and CEO will hold after the intended transaction, the share ownership requirement applicable to the President and CEO and whether it is reasonably expected that the President and CEO will meet the requirement immediately after the anticipated transaction.
Recoupment Policy
The Company has a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 41.

Other Measures
The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. In addition, Company employees are surveyed annually on issues concerning the Code of Business Conduct including whether they are satisfied that the senior leadership at their sites consistently conducts itself ethically and honestly.
In addition to the Code of Business Conduct, the Company also has several other policies governing ethical business conduct, including the following:
•
Competition Law Policy — provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•
Confidential Information and Trading in Securities Policy — provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•
Corporate Gifts and Entertainment Policy — provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy — prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents.
•	Political Donation Policy — prohibits all political donations by the Company unless they are specifically approved in advance by the Company’s President and CEO.
The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, in 2010 employees and directors who are considered “insiders” under Canadian securities laws were provided with training concerning their obligations and responsibilities under Canadian securities laws.
6. Board Renewal
Nominating Committee and Nomination Process
The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors” beginning on page 14.
The Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to our Board of Directors. The Committee uses a Board skills matrix to assist in this process. On an annual basis, the Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. Below is a summary of the current Board skills matrix that sets out the various skills and experience categories and the Committee’s determination as to how many directors on the Board should possess those skills and experience. The Committee has reviewed all of the skills and experience of the current Board members against the matrix and has determined that the target numbers have been met.

Target Number of
Non-Management
Skills & Experience	Directors
Leadership	3-4
Commodity experience	3-4
Global chemical industry experience	3+
CFO or retired audit partner	2
Capital markets	2
Government affairs	1
Board experience	7+
Environmental	2-3
International experience	5-6
Energy	1-2
In identifying potential director candidates, the Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
Suitable director candidates have, over the past several years, been identified through the use of an executive search firm retained under the authority of the Committee. The selection process is led by the Chair of the Committee but all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Committee Chair, the Chairman and the CEO meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Committee and, if approved, the candidate is recommended to the Board.
Over the last several years, the Board has focused on renewal and this is illustrated by the chart below. Over the past five years, five directors have retired and five new directors have joined the Board.
Board Tenure
In keeping with our focus on Board renewal, Mr. Choquette resigned as Chairman effective May 1, 2010 and Mr. Hamilton became the Chairman of the Board effective May 1, 2010. Mr. Choquette remained as a director of the Company.

Majority Voting for Directors
In 2006, the Board adopted a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.
If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
7. Director and Officer Compensation
Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 24 and the process followed for executive compensation is described commencing on page 31.
8. Shareholder Survey on Executive Compensation
The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company has a web-based survey to enable our shareholders to provide feedback on our approach to executive compensation as disclosed in this Information Circular. The survey is accessible to shareholders at the Investor Relations section of our website (www.methanex.com) from March 25, 2011 (the date this Information Circular was filed with securities regulators) until June 30, 2011. In order to submit comments, you are asked to provide your name and confirm that you are a current shareholder. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish. Shareholders who choose to provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2011 Board meeting to determine what actions are to be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. We intend to run this web-based survey on an annual basis.
Report on the 2010 Shareholder Survey
2010 was the inaugural year for our web-based shareholder survey with results discussed at the July 2010 Human Resources Committee and reported on at the July 2010 Board meeting. Feedback was received from three individuals with small shareholdings and from two institutional investors. Two of the individual shareholders expressed concern over what they considered to be the over-compensation of executives. The institutional investors focused on the issue of instituting a shareholder advisory “say on pay” vote with one indicating support for such a vote while the other stating that the Human Resources Committee is best positioned to determine executive compensation levels. The Committee determined that no changes to the Company’s approach to executive compensation were warranted as a result of the feedback. The Committee and the Board both stated that this survey is an important process and should be continued.
9. Assessments
The Company’s Corporate Governance Principles state as follows:
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.
Our Board of Directors conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board. In 2010, the process included the following:
Evaluation of the Chairman of the Board
Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors rated the Chairman of the Board and provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman of the Board. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full Committee at its January 2011 meeting.

Evaluation of the Board as a Whole
Directors were asked to evaluate how the Board is operating and to make suggestions for improvement. Directors provided ratings and comments on a number of criteria including:
•	the mix of skills, experience and diversity among board members as well as utilization of such skills and experience;
•	the process for selecting new directors;
•	communication with management and sufficiency of information provided to directors to enable them to monitor results, identify areas of risk and understand important industry issues and trends;
•	understanding of the Company’s strategic objectives, the industry and the competitive environment as well as key risks faced by the Company;
•	the strategic planning process, budget planning process and the integrity of internal controls and management information systems;
•	the processes for determining the CEO’s performance measures and compensation as well as all management compensation; and
•	succession planning.
Results were tabulated by the Corporate Secretary, provided to the Chairman of the Board and then presented to the Corporate Governance Committee at its January 2011 meeting.
Evaluation of Committees
Directors were asked to evaluate the Board committees in general as well as the specific committees on which they sit. Directors provided ratings and comments on a number of criteria including:
•	process issues such as the appropriateness of the committee structure, committee size and efficiency and effectiveness of meetings and the value of in camera sessions;
•	quality of materials provided to the committee and of communication with management; and
•	the mix of skills, experience and diversity among board members as well as utilization of such skills and experience.
Results were tabulated by the Corporate Secretary, provided to the Chairman of the Board and then presented to the Corporate Governance Committee at its January 2011 meeting. Each Committee also reviewed the results of their individual Committee evaluation.
Evaluation of Individual Directors
Directors were provided with an opportunity to evaluate their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors evaluated themselves and their peers based on a number of criteria relating to their effectiveness as Company directors, including their understanding of the business, contribution on strategic issues, interaction with management and areas of personal strength. The Corporate Secretary received all questionnaires and each director was provided with an individualized report that included the comments received regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its January 2011 meeting regarding this process.

10. Management Succession Planning
The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 31.
11. Board’s Role in Risk Management Process
The Board’s mandate (which is set out in section 3 of the Corporate Governance Principles) provides that the Board is responsible for identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.
Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk, and determining accountability. The results of this process are documented and reviewed and discussed by the Audit, Finance and Risk Committee and the Board. In addition, the Board, through its Committees, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as health and safety, shipping and financial risks.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
Objective and Design of the Director Compensation Program
We are the world’s largest supplier of methanol with sales and operations around the globe and revenues of approximately US $2 billion in 2010. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule A and can also be found on our website at www.methanex.com.
Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors that are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.
Our director compensation program is designed primarily to:
•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;
•	align the actions and economic interests of the directors with the interests of long-term shareholders; and
•	encourage directors to stay on the Board for a significant period of time.
Director compensation is paid only to non-management directors and is comprised primarily of cash fees (annual retainer, meeting fees, Chair fees and travel fees) and a share-based, long-term incentive award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The Directors’ Total Compensation table on page 27 sets out the total compensation earned by the directors in 2010.
As part of this compensation program, the directors also have share ownership requirements which require each non-management director to own shares or share units having a value equal to at least five times his or her annual retainer. See “Directors’ Share Ownership Requirements” on page 30 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.
Process for Determining Director Compensation
The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.
The Committee reviews director compensation at least every two years. As part of this process, the Committee reviews publicly filed information circulars as well as director compensation surveys and reports published in Canada by reputable compensation consultants, to ensure that our director compensation is comparable to, and competitive with, the comparator group (discussed below). In addition, the Committee may hire an external consultant to assist with the review process.
During the most recent director compensation review conducted in late 2009, the Committee reconfirmed that the target compensation level for directors should be the 50th percentile of a group of North American-based chemical companies with international operations. The comparator group of companies, which are listed below, were chosen in 2009 by the Committee because, similar to the Company, they were all North American-based chemical companies with international operations:

Agrium Inc.	Chemtura Corporation	Koppers Inc.	Potash Corporation of Saskatchewan, Inc.
Ashland Inc.	Cytec Industries Inc.	Westlake Chemical Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	Olin Corporation	Terra Industries Inc.
Celanese Corporation	Hercules Inc. (now Ashland Inc.)	PolyOne Corporation

Based on the Committee’s review, target compensation levels for directors were unchanged. The Committee also determined during its most recent review that the key elements of the Company’s compensation program — annual retainer, meeting fees, Chair fees, travel fees and share-based long-term incentive awards — were comparable to and competitive with the comparator group surveyed by the Committee.
Elements of Director Compensation
Annual Retainer and Other Fees
During the year ended December 31, 2010, annual retainer and other fees were paid to non-management members of the Board on the following basis:

	US$	CDN$
Annual retainer for a non-management director	38,839	40,000	annual
Annual retainer for the Chairman of the Board	145,645	150,000	annual
Board meeting attendance fee	2,427	2,500	per meeting
Committee meeting attendance fee	2,427	2,500	per meeting
Committee Chair fee (in addition to the committee meeting attendance fee)	2,427	2,500	per meeting
Cross-country or intercontinental travel fee to attend Board or committee meetings	2,427	2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or committee meetings (and not for orientation purposes upon joining the Board)	2,427	2,500	per trip
All retainers and fees in the table above are paid in Canadian dollars and have been converted to US dollars at the conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010. The Chairman of the Board receives a flat fee annual retainer and does not receive any additional “per meeting” fees or travel fees. In 2010, the Chairman of the Board retainer was pro-rated between Mr. Choquette, who resigned as Chairman of the Board effective May 1, 2010 and Mr. Hamilton who became Chairman of the Board effective May 1, 2010.
The Company pays the retainer and other fees to compensate directors for applying their knowledge, skills and experience in the performance of their duties. These fees are targeted to be similar to fees paid to non-management directors in the 50th percentile of the comparator group as discussed immediately above under “Process for Determining Director Compensation.”
Long-Term Incentive Awards — Restricted Share Unit Plan for Directors
Directors are awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors as part of the annual long-term incentive component of their compensation. Directors may elect to receive their RSU award in the form of Deferred Share Units (“DSUs”), which are more fully described in the following section. The table below summarizes the last two long-term incentive awards granted to directors in 2011 and 2010:

	2011	2010
Chairman of the Board	4,700 RSUs or DSUs	6,900 RSUs or DSUs
All other non-management directors	3,100 RSUs or DSUs	4,600 RSUs or DSUs
The 2010 long-term incentive award for the Chairman of the Board included in this table was pro-rated between Mr. Choquette, who resigned as Chairman of the Board effective May 1, 2010 (but remained a director of the Company), and Mr. Hamilton, who became Chairman of the Board effective May 1, 2010. On March 5, 2010, Mr. Choquette was granted 5,000 RSUs (which he elected to receive in the form of DSUs). Mr. Hamilton was granted 4,600 RSUs on March 5, 2010 and was awarded an additional 1,900 RSUs on May 1, 2010 when he became Chairman.

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
The Board believes that the long-term incentive awards granted to directors both compensates the directors for the performance of their duties and also promotes director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target LTI Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed above under “Process for Determining Director Compensation.” For 2011 and 2010, each director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on December 31 of the fiscal year immediately prior to the year in which the grant was made and then rounded.
Deferred Share Unit Plan (Director DSUs)
Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their long-term incentive awards in the form of DSUs. See the section “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” above.
DSUs held by directors are redeemable only after the director retires as a director of the Company or upon death (“Termination Date”), and a lump sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, directors may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
The Board believes that providing directors with the alternative of receiving their cash fees and long-term incentive awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.
Perquisites
Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses are included in the “All Other Compensation” column found in the Directors’ Total Compensation table on page 27.

Directors’ Total Compensation
The following table sets out what each director earned by way of annual retainer, meeting fees and long-term incentive awards for 2010. The Company reports its financial statements in US dollars and therefore is required to report all compensation amounts in US dollars. However, since all amounts have been paid to directors in Canadian dollars, the amounts reported in all tables in this section have been reported in both Canadian dollars and US dollars and, except as otherwise stated, have been converted to US dollars at a conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010.

			Board	Committee
		Annual	Attendance	Attendance	Committee		Total	Share-Based	All Other
Director		Retainer	Fees	Fees	Chair Fees	Travel Fees(1)	Fees Earned(2)	Award(3)	Compensation(4)	Total
Bruce Aitken(5)
Howard Balloch	US$	38,839	14,565	19,419	2,427	12,137	87,387	116,128	12,550	216,065
	CDN$	40,000	15,000	20,000	2,500	12,500	90,000	119,600	12,925	222,525
Pierre Choquette(6)	US$	74,441	9,710	12,137	—	7,282	103,570	126,226	39,767	269,563
	CDN$	76,667	10,000	12,500	—	7,500	106,667	130,000	40,956	277,623
Phillip Cook	US$	38,839	14,565	24,274	4,855	19,419	101,952	116,128	6,879	224,959
	CDN$	40,000	15,000	25,000	5,000	20,000	105,000	119,600	7,085	231,685
Thomas Hamilton(7)	US$	110,043	7,282	14,565	4,855	9,710	146,455	159,721	7,767	313,943
	CDN$	113,333	7,500	15,000	5,000	10,000	150,833	164,497	7,999	323,329
Robert Kostelnik	US$	38,839	16,992	9,710	—	14,565	80,106	116,128	5,350	201,584
	CDN$	40,000	17,500	10,000	—	15,000	82,500	119,600	5,510	207,610
Douglas Mahaffy	US$	38,839	16,992	19,419	—	14,565	89,815	116,128	17,296	223,239
	CDN$	40,000	17,500	20,000	—	15,000	92,500	119,600	17,813	229,913
A. Terence Poole	US$	38,839	16,992	26,702	16,992	12,137	111,662	116,128	19,580	247,370
	CDN$	40,000	17,500	27,500	17,500	12,500	115,000	119,600	20,165	254,765
John Reid	US$	38,839	16,992	31,556	9,710	2,427	99,524	116,128	22,675	238,327
	CDN$	40,000	17,500	32,500	10,000	2,500	102,500	119,600	23,353	245,453
Janice Rennie	US$	38,839	16,992	29,129	—	2,427	87,387	116,128	9,448	212,963
	CDN$	40,000	17,500	30,000	—	2,500	90,000	119,600	9,731	219,331
Monica Sloan	US$	38,839	16,992	21,847	2,427	2,427	82,532	116,128	26,204	224,864
	CDN$	40,000	17,500	22,500	2,500	2,500	85,000	119,600	26,988	231,588
Total	US$	495,196	148,074	208,758	41,266	97,096	990,390	1,214,971	167,516	2,372,877

	CDN$	510,000	152,500	215,000	42,500	100,000	1,020,000	1,251,297	172,525	2,443,822

(1)
Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or committee meetings or for site visits undertaken separate and apart from attendance at Board meetings or committee meetings (and not for orientation purposes upon joining the Board).

(2)
This column includes all retainers, meeting, Chair and travel fees earned during 2010, including those paid in DSUs. Under the Directors’ DSU Plan, directors may elect to receive 100%, 50% or 0% of their retainer and meeting fees as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)” on page 26. In 2010, Mr. Balloch elected to receive 100% of his retainer as DSUs (3,590 DSUs) and Mr. Mahaffy elected to receive 50% of his retainer and meeting fees as DSUs (1,828 DSUs). The number and value of the DSUs received by Mr. Balloch and Mr. Mahaffy in lieu of fees are reflected in the “Directors’ Share-Based Awards - Value Vested During the Year” table on page 29.

(3)
This column reflects the grant date fair value of RSUs and DSUs received by directors in 2010 as long-term incentive awards. The value shown is calculated by multiplying the number of RSUs or DSUs so awarded in 2010 by the Canadian dollar closing price of the Common Shares on the TSX on March 4, 2010, the day before such share units were granted, being $26.00. In the case of Mr. Hamilton, he received an additional 1,900 RSUs on May 1, 2010 upon his appointment as Chairman of the Board. The value of these RSUs is calculated by multiplying 1,900 RSUs by the Canadian dollar closing price of the Common Shares on the TSX on April 30, 2010, the day before the share units were granted, being $23.63. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their long-term incentive awards as RSUs or DSUs. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 for more information.

(4)
This column includes the value of director perquisites in 2010 as well as the value of additional share units earned by directors in 2010 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2010. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 and “Deferred Share Unit Plan (Director DSUs)” on page 26 for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the fifteen trading days prior to the day that such units were credited.

(5)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation.

(6)
Mr. Choquette was Chairman of the Board until May 1, 2010 and did not receive any “per meeting” attendance fees or travel fees while he was Chairman. He received a pro rata portion of the Chairman’s annual retainer.

(7)
Mr. Hamilton was appointed Chairman of the Board on May 1, 2010 and did not receive any “per meeting” attendance fees or travel fees following his appointment. He received a pro rata portion of the Chairman’s annual retainer.

Directors’ Outstanding Share-Based Awards
The following table shows the number of share-based awards held by each director as at December 31, 2010 that have not vested. Directors do not receive stock options. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010.

	Outstanding Share-Based Awards at December 31, 2010(1)
	Number of Shares or Units	Market or Payout Value of Share-Based
	of Shares that Have Not	Awards that Have Not Vested(2)
Director	Vested(2)	US$	CDN$
Bruce Aitken(3)
Howard Balloch	—	—	—
Pierre Choquette	—	—	—
Phillip Cook	8,809	258,736	266,472
Thomas Hamilton	10,745	315,600	325,036
Robert Kostelnik	8,809	258,736	266,472
Douglas Mahaffy	—	—	—
A. Terence Poole	—	—	—
John Reid	8,809	258,736	266,472
Janice Rennie	4,716	138,517	142,659
Monica Sloan	4,716	138,517	142,659

(1)
This table does not include DSUs outstanding because DSUs vest immediately upon grant. The table below shows the total number and value of DSUs held by each non-management director as at December 31, 2010 and includes dividend equivalent DSUs credited since the date of the original DSU grants. The value is calculated by multiplying the number of DSUs outstanding by the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2010 being $30.25. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010. The actual amount paid to a director on settlement of DSUs depends on the valuation date chosen by the director, and the valuation date may be retroactive in the case of DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” on page 26 for more detailed information regarding the Deferred Share Unit Plan and the valuation date that directors may choose.

	Number of Outstanding			Value of Outstanding DSUs
	DSUs as at Dec. 31, 2010			as at Dec. 31, 2010
	Granted	Granted on	Total
	prior to	or after	DSUs
Director	Mar. 2, 2007	Mar. 2, 2007	Held	US$	CDN$
Howard Balloch	—	22,712	22,712	667,092	687,038
Pierre Choquette	11,756	46,031	57,787	1,697,308	1,748,057
Phillip Cook	—	—	—	—	—
Thomas Hamilton	—	—	—	—	—
Robert Kostelnik	—	—	—	—	—
Douglas Mahaffy	—	29,552	29,552	867,995	893,948
A. Terence Poole	16,684	15,564	32,248	947,181	975,502
John Reid	17,305	11,229	28,534	838,095	863,154
Janice Rennie	—	10,845	10,845	318,537	328,061
Monica Sloan	19,594	18,809	38,403	1,127,965	1,161,691

(2)
These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2010 and includes dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2010 being $30.25.

(3)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation.

Directors’ Share-Based Awards — Value Vested during the Year
The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2010. Directors do not receive stock options and do not receive any non-equity incentive plan compensation. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010.
Share-Based Awards — Value Vested during the Year

	Number Vested during 2010						Value Vested during 2010
	(#)						($)
	RSUs(1)	DSUs(2)					RSUs(3)	DSUs(2)
	Long-Term		Long-Term				Long-Term		Long-Term
	Incentive	Granted in	Incentive	Dividend			Incentive	Granted in	Incentive	Dividend
Director	Awards	Lieu of Fees(4)	Awards(5)	Equivalents(6)	Total		Awards	Lieu of Fees(4)	Awards(5)	Equivalents(6)	Total
Bruce Aitken(7)
Howard Balloch	—	3,590	4,600	519	8,709	US$	—	87,387	116,128	12,549	216,064
						CDN$	—	90,000	119,600	12,925	222,525
Pierre Choquette	—	—	5,000	1,458	6,458	US$	—	—	126,226	35,087	161,313
						CDN$	—	—	130,000	36,136	166,136
Phillip Cook	3,319	—	—	—	3,319	US$	95,781	—	—	—	95,781
						CDN$	98,645	—	—	—	98,645
Thomas Hamilton	3,319	—	—	—	3,319	US$	95,781	—	—	—	95,781
						CDN$	98,645	—	—	—	98,645
Robert Kostelnik	—	—	—	—	—	US$	—	—	—	—	—
						CDN$	—	—	—	—	—
Douglas Mahaffy	—	1,828	4,600	717	7,145	US$	—	89,815	116,128	17,296	223,239
						CDN$	—	92,500	119,600	17,813	229,913
A. Terence Poole	—	—	4,600	813	5,413	US$	—	—	116,128	19,580	135,708
						CDN$	—	—	119,600	20,165	139,765
John Reid	—	—	—	720	720	US$	—	—	—	17,326	17,326
						CDN$	—	—	—	17,844	17,844
Janice Rennie	—	—	—	273	273	US$	—	—	—	6,584	6,584
						CDN$	—	—	—	6,781	6,781
Monica Sloan	—	—	—	969	969	US$	—	—	—	23,318	23,318
						CDN$	—	—	—	24,015	24,015

(1)
This column represents RSUs that were awarded in 2008 and that vested on December 1, 2010, together with dividend equivalent RSUs credited in respect thereof. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 for more information.

(2)
DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and meeting fees as DSUs. Directors may also elect to receive their long-term incentive awards in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. Please see “Deferred Share Unit Plan (Director DSUs)” on page 26 for more information.

(3)
The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2010, calculated in accordance with the terms of the Company’s RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average Canadian dollar closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $29.72. The Canadian dollar closing price of the Common Shares on the TSX on December 1, 2010, the vesting date, was $30.58.

(4)
These columns reflect the number and value of DSUs received in lieu of fees earned as elected by directors in 2010. The value is equal to the Total Fees Earned column in the Directors’ Total Compensation table on page 27. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average Canadian dollar closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter.

(5)
These columns reflect the number and value of DSUs granted to directors in 2010 as long-term incentive awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2010 by the Canadian dollar closing price of the Common Shares on the TSX on March 4, 2010, the day before such share units were granted, being Cdn $26.00. Directors can elect to receive their long-term incentive award as RSUs or DSUs. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 25 for more information.

(6)
These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2010 and the value is calculated by multiplying the number of such additional DSUs by the Canadian dollar closing price of the Common Shares of the TSX on the day that such DSUs were credited.

(7)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation.

Directors’ Share Ownership Requirements
Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment and in early 2011 these became a requirement. The current requirement states that each non-management director is to own shares having a value equal to at least five times their annual retainer. In the event a share price change results in a director falling below the minimum shareholding requirement, that director has one year in which to meet the requirement. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. All new directors have a reasonable period of time within which to meet their share ownership requirement.
The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 4, 2011 compared to the number of Common Shares, RSUs and DSUs held as at March 5, 2010 and the percentage of the requirement achieved for each director based on their holdings as at March 4, 2011.

			Number			Total			Value of Common Shares			Amount
			of			Common	Total at Risk Value		and Share			at Risk as
			Common	Number of Share		Shares	of Common Shares		Units Required		% of	a Multiple
	Director		Shares	Units Held		and Share	and Share Units(2)		to Meet Requirement(3)		Requirement	of Annual	Meets
Director	Since	Year	Held(1)	RSUs	DSUs	Units Held	US$	CDN$	US$	CDN$	Achieved	Retainer	Requirement
Bruce Aitken(4)
Howard Balloch	Dec-04	2011	4,000	—	25,812	29,812	839,159	864,250	194,194	200,000	432	21.6	Yes
		2010	4,000	—	18,603	22,603	469,279	535,917
		Change	—	—	+7,209	+7,209	+369,880	+328,333
Pierre Choquette	Oct-94	2011	28,201	—	60,887	89,088	2,507,681	2,582,661	194,194	200,000	1,291	64.6	Yes
		2010	27,508	—	56,329	83,837	1,740,609	1,987,775
		Change	+693	—	+4,558	+5,251	+767,072	+594,886
Phillip Cook	May-06	2011	12,500	11,909	—	24,409	687,074	707,617	194,194	200,000	354	17.7	Yes
		2010	12,500	11,846	—	24,346	505,467	577,244
		Change	—	+63	—	+63	+181,607	+130,373
Thomas Hamilton(5)	May-07	2011	24,000	15,445	—	39,445	1,110,313	1,143,511	728,226	750,000	152	7.6	Yes
		2010	12,000	11,846	—	23,846	495,086	565,389
		Change	+12,000	+3,599	—	+15,599	+615,227	+578,122
Robert Kostelnik	Sep-08	2011	18,300	11,909	—	30,209	850,334	875,759	194,194	200,000	438	21.9	Yes
		2010	18,300	8,593	—	26,893	558,348	637,633
		Change	—	+3,316	—	+3,316	+291,986	+238,126
Douglas Mahaffy	May-06	2011	—	—	32,652	32,652	919,100	946,581	194,194	200,000	473	23.7	Yes
		2010	—	—	27,007	27,007	560,715	640,336
		Change	—	—	+5,645	+5,645	+358,385	+306,245
A. Terence Poole(6)	Feb-94	2011	35,000	—	35,348	70,348	1,980,182	2,039,389	194,194	200,000	1,020	51.0	Yes
		2010	35,000	—	31,435	66,435	1,379,312	1,575,174
		Change	—	—	+3,913	+3,913	+600,870	+464,215
John Reid	Sep-03	2011	10,000	8,809	31,634	50,443	1,419,888	1,462,343	194,194	200,000	731	36.6	Yes
		2010	10,000	8,593	27,815	46,408	963,515	1,100,334
		Change	—	+216	+3,819	+4,035	+456,373	+362,009
Janice Rennie	May-06	2011	2,000	7,816	10,845	20,661	581,573	598,962	194,194	200,000	299	15.0	Yes
		2010	2,000	4,600	10,572	17,172	356,522	407,148
		Change	—	+3,216	+273	+3,489	+225,051	+191,814
Monica Sloan	Sep-03	2011	4,000	7,816	38,403	50,219	1,413,583	1,455,849	194,194	200,000	728	36.4	Yes
		2010	3,000	4,600	37,434	45,034	934,988	1,067,756
		Change	+1,000	+3,216	+969	+5,185	+478,595	+388,093

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised.

(2)
For 2011, this value is calculated using $28.99 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending March 4, 2011. For 2010, this value is calculated using $23.71 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending March 5, 2010. Canadian dollar amounts for 2011 holdings have been converted to US dollars at the Bank of Canada average noon rate for 2010 of 1.0299. Canadian dollar amounts for 2010 holdings have been converted to US dollars at the Bank of Canada average noon rate for 2009 of 1.142.

(3)	Our director share ownership requirements state that directors are to hold Common Shares and/or share units equal to at least five times their annual retainer.

(4)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Share Ownership Requirements” beginning on page 43 for information regarding Mr. Aitken’s holdings and ownership requirements.

(5)
Mr. Hamilton is Chairman of the Board and therefore in 2011 his percentage of share ownership requirement achieved and the amount at risk as a multiple of annual retainer are calculated as five times his annual retainer of Cdn $150,000 (US $145,645).

(6)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Objectives and Design of the Executive Compensation Program
We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
The objectives of the Company’s executive compensation program are to:
•
compensate executives competitively for the leadership, specific skills, knowledge and experience required to perform their duties and achieve annual financial targets and non-financial performance goals;

•	align the actions and economic interests of executives with the interests of long-term shareholders; and
•	encourage retention of executives.
All of our employees, including each of our executive officers, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging, yet attainable. The annual personal performance goals of the President and Chief Executive Officer of the Company (“CEO”) are set by the Board and the CEO sets the annual personal performance goals for the other Named Executive Officers (“NEOs”) and all other executive officers.
The Human Resources Committee of the Board annually reviews and recommends to the Board the remuneration of executive officers. During its most recent review, and since 1998, the Committee determined that our executive compensation program should be designed to be competitive with the 50th percentile of a comparator group of North American-based chemical companies with global operations and should be comprised of base salary, Short-Term Incentive Plan, Long-Term Incentive Plan, perquisites and benefits. All of these elements are discussed in detail below.
The Company also believes in the importance of our executives owning Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, as part of our executive compensation program, the CEO, each NEO and all other senior officers have significant share ownership requirements. For more information see “Share Ownership Requirements” on page 43.
The Company’s overarching performance goal is to sustainably increase the share price. With this in mind, significant elements of executive compensation are designed to be dependent upon measures that align with increasing the share price. For all executive officers, 40% of the short-term incentive award is dependent on achieving certain levels of “modified return on capital employed” and 20% on a broad variety of measures that we believe drive our share price — including project completion, manufacturing excellence, customer service and safety. The remaining 40% is based on personal objectives designed to incentivize executive officers to achieve annual performance targets that are aligned with our corporate strategy. In the case of the Long-Term Incentive Plan, the value to executives of awards of Performance Share Units (“PSUs”) is dependent upon the compounded shareholder return calculated over a three-year period and stock options/SARs granted have no value if the underlying share price does not increase from the date that the options are awarded.
Succession Planning and Leadership Development
We are committed to investing in the development of our employees. Our goal is to be our own primary source of global leadership talent. To achieve this we need to have a strong bench of high potential candidates for every key leadership position. Our succession management program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing leadership talent at all leadership levels, including the executive level, within the organization. Only individuals with assessed upward potential and sustained high performance are considered as high potential talent. Talent is a standing agenda item at all executive team meetings and the team devotes two half-day sessions per year conducting an in-depth talent review for members of the global management team plus assessed high potentials from all levels in the organization.
We offer a suite of leadership development programs for high potential talent. The objectives of these various programs include developing leadership skills, expanding leadership capacity and cultural fluency, enhancing commitment to action plans and developing a network of global peers within the organization to share knowledge and experiences.

Over the last decade, our executive leadership team has been engaged on a regular basis in developing both the individual leadership abilities and the team performance of the senior executive group.
Each fall, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession management program and leadership development programs, with particular focus on the executive officers. The Human Resources Committee and the Board of Directors are satisfied that well-qualified internal candidates exist for all executive positions, including the President and CEO position.
Process for Determining Executive Compensation
The Human Resources Committee is responsible for compensation matters with respect to executive officers. The Committee, as of the date of this Information Circular, consists of six members, all of whom are independent directors. None of the members of the Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries (with the exception of Mr. Choquette who ceased to be an officer of the Company in 2004); has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.
As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the NEOs identified in the table below under the heading “The Company’s Named Executive Officers.” The Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. The last full-scale competitive assessment was conducted by Towers Watson in November 2010. Towers Watson provided benchmark market data and analysis based on compensation data published by comparator group companies in information circulars. Based on the results of this assessment, total compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other executive officers. Towers Watson, from time to time, is retained to advise on specific executive compensation matters raised by the Committee. However, the Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by Towers Watson. Both the Committee and the Board have the ability to exercise discretion in awarding compensation. As an example, owing to the sharp but short-lived decline in the Company’s share price in late 2008 and early 2009 as a result of the global financial crisis, the Board exercised this discretion in 2009 with respect to the annual stock option and PSU grants. The Board determined that the 2009 stock option and PSU grant sizes be based on the average stock price over the entire 2008 year rather than over the last 90 days of the year as is the usual practice. This resulted in smaller stock option and PSU grants than otherwise would have been determined as the Board did not want the 2009 grants to be perceived as excessive if the stock price returned to pre-financial crisis levels in the short term. The Board did not exercise this discretion in 2010.
Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation for organizations in a comparator group of companies. In late 2007, the Human Resources Committee reviewed the comparator group that is used to establish total compensation for executive officers. The Committee selected a comparator group of 16 companies comprised of North American-based companies in the chemical industry with annual revenues between US $1 billion and $10 billion that have global operations and, where possible, operate in a commodity-based or cyclical business. Since that time, through subsequent mergers and acquisitions, the comparator group is now comprised of 13 companies as follows:

Agrium Inc.	Chemtura Corporation	Koppers Inc.	Potash Corporation of Saskatchewan, Inc.
Ashland Inc.	Cytec Industries Inc.	Olin Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	PolyOne Corporation	Westlake Chemical Corporation
Celanese Corporation

Compensation Consultants
The Committee retains independent consultants from time to time to obtain advice and recommendations regarding executive compensation matters. The Chair of the Committee approves the scope of all executive compensation work by independent consultants and approves the invoices related to this work. The Committee first retained Towers Watson (then Towers Perrin) in 2007. Towers Watson’s approximate fees to the Company over the past three years are listed in the table below.

			Consulting and
	Executive	Consulting and	Third-Party
	Compensation	Third-Party	Administration
	and Long-Term	Administration	Services for Executive	Non-Executive
	Compensation	Services for Employee	Supplemental	Compensation
	Advice	Pension Plans	Retirement Plans	Advice	Total Fees

2010	$49,000	$163,000	$27,000	$28,000	$267,000

2009	$82,000	$174,000	$30,000	$0	$286,000

2008	$89,000	$175,000	$36,000	$0	$300,000
The Company’s Named Executive Officers
The NEOs of the Company are listed in the table below:

Principal Occupations and
Named Executive Officer	Office Held	Positions during Last Five Years
Bruce Aitken	President & Chief Executive Officer	President and Chief Executive Officer of the Company since May 2004.
Ian Cameron	Senior Vice President, Corporate Development and Chief Financial Officer	Senior Vice President, Corporate Development and Chief Financial Officer of the Company since November 2010; prior thereto Senior Vice President, Finance and Chief Financial Officer of the Company since January 2003.
John Gordon	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.
John Floren	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005.
Michael Macdonald	Senior Vice President, Global Operations	Senior Vice President, Global Operations of the Company since November 2010; prior thereto Senior Vice President, Corporate Development of the Company since June 2005.

Elements of Executive Compensation
The target executive compensation mix is illustrated in the table below.

	% of Target Total Direct Compensation
	Base	Short-Term	Total Cash	Stock Options/			Total Direct
	Salary	Incentive Award	Compensation	SARs	PSUs	Total Equity	Compensation
CEO	23%	17%	40%	30%	30%	60%	100%
All Other Executive Officers	37%	19%	56%	22%	22%	44%	100%
All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
	2. Short-Term	3. Long-Term
1. Base Salary	Incentive Award	Incentives	+	4. Benefits	5. Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At Risk” Awards	“At Risk” Payouts
Base Salary
Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies as discussed under “Process for Determining Executive Compensation” on page 32. Initial placement into the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Committee may retain an external consultant to assist with this process. The CEO recommends to the Committee for its approval the initial placement and annual salary reviews for all other executives, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range.
Short-Term Incentive Plan
The Company’s Short-Term Incentive Plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and personal performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual operational and strategic business activities and initiatives.
The target award is 75% of annual base salary for the CEO and 50% of annual base salary for all other executive officers. The target award percentage for all NEOs is determined by the Board each year and has been unchanged since 2001. For 2010, the Board decided that the corporate performance component should represent 60% of the potential overall award and the personal component should represent 40%.
The Company operates within a cyclical industry and there are no peer companies that operate in the methanol industry only. Therefore, the Board determined that short-term incentive awards for NEOs should not be affected by relative performance to a peer group of companies.

Corporate Performance Component
For 2010, the Board decided that the corporate performance component should be based on two elements: (1) shareholder return; and (2) the successful startup of the Egypt Project. The shareholder return component was weighted at two-thirds of the total corporate component and was based on the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”). The successful startup of the Egypt Project component was weighted at one-third of the total corporate component and was based on quantitative targets as well as the Board’s subjective assessment of qualitative measures for this objective.
The Short-Term Incentive Plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Factor Payout Level
Minimum performance is not achieved	0%
Minimum performance is achieved or exceeded, but target performance is not achieved	Less than 100%
Target performance is achieved or exceeded, but maximum performance is not achieved	Equal to or greater than 100%, but less than 200%
Maximum performance is achieved or exceeded	200%
The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.
Modified ROCE
The Board reviewed a number of measures of shareholder return in 2004 and determined that Modified ROCE was a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. As a measure of the quality of returns to shareholders, Modified ROCE has a level of simplicity that allows for ease of understanding by employees. The Board reviews the use of Modified ROCE each year and in 2010 established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 17% as the performance maximum. Refer to the “Financial Highlights” section of our 2010 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2010 was 8% resulting in a payout level of 70%.
Successful Startup of the Egypt Project
The Board determined that the successful startup, operation and integration of this asset within the Methanex portfolio would add significantly to the Company’s cash flows and earnings and identified five areas to be measured under this objective. The five areas measured under this objective were: (1) methanol production volume target of 700,000MT; (2) project completed within +/- 5% of budget; (3) safe and reliable commissioning and startup of the plant; (4) Responsible Care performance during the startup and through to year-end; and (5) demonstrated nameplate production for a substantial period of time during 2010. Since the project was not completed in 2010, the Board assessed the Company’s achievement as “not achieved”, resulting in a payout level of 0%. This, taken together with the Modified ROCE performance, resulted in a corporate performance rating of 47%.
Over the five years prior to 2010, corporate performance fell below the target level in one year and exceeded the target level in the other four years but never achieved the maximum performance level. The corporate performance component percentage over the past five years, including 2010, has been between 47% and 167% with an average of 113% of the target award. Generally, the Committee sets the minimum, target and maximum performance levels such that the relative difficulty of achieving the target level is consistent from year to year, keeping in mind the historical cyclicality of the business.
Executive officers who are resident in Canada for tax purposes may elect annually to receive 100%, 50% or 0% of their short-term incentive award as DSUs. In 2010, no NEO elected to receive his short-term incentive award as DSUs. DSUs are more fully described on page 40 under the heading “Deferred Share Unit Plan.”

Personal Performance Component
The Committee assigns the CEO’s personal performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed and approved by the Board. The personal performance component of the short-term incentive award is based on a number of measures for each executive, as summarized in the table below.

	Summary of Key Personal Goals for		Performance
	2010	Results	Assessment
Bruce Aitken	Strategic Priorities

Reliable Supply
	• Continued emphasis on strengthening gas supply fundamentals to improve both short-term and long-term gas supply to our plants in Chile.	• Good progress was made on long-term initiatives in Chile as described in our 2010 MD&A. Chile production for 2010 was less than planned.	Partially achieved

	• Secure additional gas supply in New Zealand and Medicine Hat.	• Gas supply secured for New Zealand and Medicine Hat through 2012.	Successful

Identify and Execute Growth Strategies
• Continue to demonstrate progress on developing methanol-to-energy initiatives.
•     Methanol demand growth for energy-related uses has exceeded plan. The Company has played a leading role in promoting methanol fuels in the energy and auto industries, trade associations and governments.
Successful

	• On-budget and on-schedule delivery of the Egypt project.	• Project has been delayed and there were two contractor fatalities early in 2010. While the Egypt project remains substantially on-budget, production was not achieved by the end of 2010.	Less than target performance

Operational Priorities

Global Leadership
• Demonstrate market leadership and develop and implement robust strategies to defend and protect methanol and methanol derivatives.
•     Maintained leading market share. Continued progress on promoting sound science as the basis for studies being conducted by various governmental agencies on health and safety impacts of methanol and derivatives.
Successful

Operational Excellence
	• Achieve all Responsible Care objectives including a recordable injury frequency rate target for employees of at least 0.38.	• The recordable injury frequency rate for employees was 0.00. In 2010 there were no employee lost-time-injuries and no major environmental permit exceedances.	Exceeded expectations

Low Cost
	• Continue to focus on SG&A and fixed costs at all levels of the organization, building on lessons learned from the 2009 economic crisis.	• Total fixed cash costs were on-budget with cost savings offsetting unbudgeted costs incurred in 2010.	Successful

Ian Cameron	• Maintain the financial flexibility and strength of the Company by managing the liquidity and risks of the Company and achieving the appropriate balance between short-term and long-term priorities.	• Ensured sufficient liquidity and financial flexibility to support options and key long-term strategic initiatives.	Exceeded expectations
• Successfully completed debt funding for the Egypt project.

• Achieve operational excellence in financial reporting and control, treasury, corporate finance and risk management.
•     Delivered high quality quarterly and annual financial reports and disclosure documents. Simplified tax structures to reduce risk. Well positioned for transition to IFRS. Maintained rigorous, high quality internal controls.
Successful

	• Continue to develop highly skilled and engaged global finance team.	• High quality support to Egypt finance team, including implementation of key financial systems and training of key personnel. The finance team continued to demonstrate depth and maturity.	Successful

	Summary of Key Personal Goals for		Performance
	2010	Results	Assessment
John Gordon	• Maintain department operating budget.	• Maintained department operating budget while delivering on important priorities.	Successful

	• Provide effective corporate leadership, direction and functional support to all regions in the areas of Information Technology, Responsible Care, Human Resources and Government and Public Affairs.	• Significant positive progress has been made in all areas of responsibility, particularly in Responsible Care performance and Human Resources support to Egypt, Medicine Hat and Kitimat.	Exceeded expectations

	• Deliver highly effective organizational development, succession planning and organizational effectiveness management practices.	• A number of internal succession candidates were promoted to senior roles during 2010. Succession process is robust.	Successful

	• Develop and implement robust strategies to defend and protect methanol and methanol derivatives.	• Provided robust support to our strategies to defend methanol and methanol derivatives.	Successful

John Floren	• Provide market leadership in all regions and achieve 100% supply to all customers.
•     Maintained 100% supply to all customers despite ongoing production limitations. Maintained market leadership and preferred supplier position and enhanced the Company’s reputation for reliability and security of supply.
Exceeded expectations

	• Continue to develop highly skilled and engaged global marketing and logistics team.	• Collaborative development plans and detailed succession plans are in place for all positions in global marketing and logistics.	Successful

	• Effectively manage operating costs.	• Costs were well managed in all areas where costs were controllable. Successful management of shipping costs during a period of overcapacity in our fleet.	Successful

•     Strengthen the commercial viability of methanol into energy and continue to promote the use of methanol energy derivatives while advocating the principles of Responsible Care and Social Responsibility.
		• Good progress was made on this initiative, including the development of excellent relationships and improved understanding of opportunities in this area.	Successful

Michael Macdonald	• Execute the Egypt project.
•     Project has been delayed and there were two contractor fatalities early in 2010. The Responsible Care results, following the fatalities, for the balance of 2010 on the Egypt project were excellent. Continued to build a strong and positive reputation for the Company in Egypt.
Less than Target Performance

	• Pursue new supply opportunities.	• Supported a number of regional initiatives to add new capacity.	Successful

	• Continue to improve corporate strategy process and communication. Provide superior investment decision and analytical support to the Company.	• Delivered high quality corporate strategy plan and Board strategy session and also contributed to other successful regional development initiatives.	Exceeded expectations

Based on the corporate and personal performance achieved in 2010, the Board awarded each NEO a short-term incentive award. With respect to the CEO, the Committee determined that his overall personal performance results should be rated as “successful” for 2010 and assigned him a personal performance rating of 110%, which was approved at the March 4, 2011 Board meeting. The personal performance results of all of the other NEOs met expectations and the CEO assigned performance ratings for each of them in early 2011, which were subsequently reviewed by the Human Resources Committee and approved at the March 4, 2011 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below. The same formula is used to calculate incentives for the remaining NEOs with the exception that the target award is 50% of base salary for the remaining NEOs whereas it is 75% for the CEO.

	Corporate	Corporate	Personal	Personal	Overall
Named	Performance	Performance	Performance	Performance	Performance	Short-Term Incentive
Executive	Assessment	Weighting	Assessment	Weighting	Result	Award Calculation(1)
Officer	(a)	(b)	(c)	(d)	(axb) + (cxd)	US$	CDN$
Bruce Aitken	47%	60%	110%	40%	72%	$616,565	$1,176,000 × 75% × 72% = $635,000

(1)
The short-term incentive award calculation is (salary at December 31, 2010) × (short-term incentive target percentage) × (overall performance result), rounded to the nearest thousand dollars. This amount is shown in both Canadian and US dollars and has been converted to US dollars at the conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010.

Long-Term Incentive Plan
The Long-Term Incentive Plan is designed to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. The Long-Term Incentive Plan was significantly modified in 2006 to replace Restricted Share Units (RSUs) with Performance Share Units (“PSUs”), and since 2006, all executive officers have received 50% of the value of their long-term incentive awards in stock options and 50% in PSUs. The PSU Plan is described below. There are no RSUs outstanding.
The plan was modified again in 2010 to replace most stock options with either non-dilutive stand-alone Stock Appreciation Rights (“SARs”) or stock options with tandem SARs. Shareholders approved this amendment to the stock option plan at the Annual General Meeting on April 29, 2010. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive stock options with tandem SARs. Employees in all other jurisdictions receive stand-alone SARs.
The Company operates within a cyclical industry and there are no peer companies that operate in the methanol industry only. Therefore, the Board determined that stock options/SARs and PSUs for NEOs should not be affected by relative performance to a peer group of companies.
The annual grant of stock options/SARs and PSUs is always established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of options/SARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.

The 2010 Long-Term Incentive Plan has the following two components:
Stock Option/SARs Plans
Under the Stock Option/SARs Plans, executive officers are eligible for grants of Company stock options/SARs. Options/SARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005 and thereafter and all SARs expire seven years after their date of grant.
As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options (stock options/SARs since 2010) and 50% in PSUs since 2006. In 2010, Mr. Aitken received 231,000 stock options with tandem SARs and all other executive officers individually received 42,000 stock options with tandem SARs or stand-alone SARs. Mr. Aitken’s 2010 stock option/SARs grant represented less than 20% of the total stock options/SARs granted in 2010.
All management personnel of the Company who are subject to the share ownership requirements or guidelines are eligible for long-term incentive awards. The table below shows the number of stock options/SARs granted in 2010 and 2009 and their ratio to outstanding shares as at December 31, 2010 and 2009 respectively:

		Number of Stock
		Options/SARs
		Granted in 2010		Number of Stock Options
	Number of Stock	as % of Outstanding	Number of Stock	Granted in 2009 as % of
	Options/SARs	Common Shares at	Options	Outstanding Common
Employee Group	Granted in 2010	Dec. 31, 2010(1)	Granted in 2009	Shares at Dec. 31, 2009(2)
CEO	231,000	0.249%	264,000	0.287%
Executive officers (8 individuals, excluding CEO)	336,000	0.363%	360,000	0.391%
All other managers (approximately 130 individuals)	641,820	0.693%	733,830	0.797%

Total	1,208,820	1.305%	1,357,830	1.475%

(1)	The Company had 92,632,022 Common Shares outstanding as at December 31, 2010.

(2)	The Company had 92,108,242 Common Shares outstanding as at December 31, 2009.
On March 4, 2011, Mr. Aitken was granted 156,000 stock options with tandem SARs and all other NEOs were each granted 30,000 stock options with tandem SARs. Mr. Aitken’s 2011 stock option with tandem SARs grant represents less than 20% of the total stock options/SARs granted in 2011.
Performance Share Unit Plan
In 2006, the Company introduced the Performance Share Unit Plan. PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2010 will vest on December 31, 2012. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2010, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2010 to December 31, 2012 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of US $100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. The following chart shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period.

Performance Measure	Vesting Scale
Total Shareholder Return CAGR	% of PSUs Vesting
Equal to or less than 6%	50%
8%	100%
Equal to or greater than 10%	120%

The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. As such, a minimum of 50% or a maximum of 120% of PSUs granted will vest at the end of the Measurement Period. The following chart shows the actual vesting levels of PSUs that have vested since the PSU plan was implemented.

PSU Grant Date	PSU Vesting Date	Actual % of PSUs
(Feb/March)	(December 31)	Vested
2006	2008	50%
2007	2009	50%
2008	2010	50%
In 2010, Mr. Aitken received 72,000 PSUs and all other executive officers each received 14,000 PSUs as part of their 2010 long-term incentive awards. On March 4, 2011, Mr. Aitken received 51,000 PSUs and all other NEOs each received 9,000 PSUs as part of their 2011 long-term incentive awards. In both 2010 and 2011, Mr. Aitken’s PSU grants represented less than 20% of the total PSUs granted in each of those years.
In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares are purchased on behalf of employees on the open market. Half of the outstanding PSUs held by an employee are considered when determining whether the individual is meeting share ownership requirements. PSUs do not entitle participants to any voting or other shareholder rights. See the table titled “Incentive Plan Awards – Value Vested or Earned During the Year” on page 47.
Executive officers who are resident in Canada for tax purposes may also elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement. Mr. Gordon elected to settle 100% of his 2008 PSUs that vested on December 31, 2010 as DSUs. Settlement will occur in March 2011. DSUs are more fully described below.
Deferred Share Unit Plan
Under the DSU Plan, each executive officer who is resident in Canada for tax purposes may elect annually to receive 100%, 50% or 0% of his short-term incentive award as DSUs. Such election must be made by the officer in mid-December of the fiscal year that the award relates to. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year. Under the Long-Term Incentive Plan, executive officers who are resident in Canada for tax purposes may also elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement.
A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.
DSUs held by executive officers are redeemable only after the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a date retroactively. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
Benefits and Perquisites
Benefits and perquisites for executive officers include participation in the retirement plans described more fully on page 48 as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market. Since 2008, the Company has provided a single, fixed amount, taxable perquisite allowance for Canadian-based executives for financial planning, auto, social club, health, fitness and household security in lieu of individual allowances for each perquisite.

Total Compensation Expense
The total compensation expense to the NEOs was not a significant percentage (less than 1%) of the Company’s revenue in 2010.
Recoupment Policy
In November 2009 the Board approved a recoupment policy. Under this policy, if the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to re-state its financial results; or (2) it later becomes clear that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board in its sole discretion can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards, and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.
Total Shareholder Return Comparison
The following graph compares the total cumulative shareholder return for Cdn $100 invested in Common Shares on December 31, 2005 with the cumulative total return of the S&P/TSX Composite Index and S&P 500 Chemicals Index, for the five most recently completed financial years.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec 31,
	2006	2007	2008	2009	2010

Methanex Total Return(1)	$149	$132	$68	$106	$161
S&P/TSX Composite Index Total Return	$117	$129	$86	$116	$137
S&P 500 Chemicals Index Total Return	$117	$148	$89	$128	$157

(1)	For Methanex Total Return calculations, dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation
Aggregate NEO total compensation over the last five years (as disclosed in the Summary Compensation Table on page 44), is shown in the table below. NEO total compensation in 2010 is approximately 5% less than it was in 2006. Aggregate NEO total compensation declined by a total of 5% over the three year period from 2006 to 2008, declined by a further 37% from 2008 to 2009 and increased by 60% from 2009 to 2010. The total compensation decrease from 2008 to 2009 is comparable to the 48% decline in total shareholder return between year-end 2007 and year-end 2008 as illustrated in the Total Shareholder Return Comparison graph above. Similarly, the total compensation increase from 2009 to 2010 is comparable to the 56% increase in total shareholder return between year-end 2008 and year-end 2009.

	2006	2007	2008	2009	2010
NEO Total Compensation (Cdn $ millions)	$12.9	$12.7	$12.2	$7.7	$12.3
However, a comparison of NEO total compensation, as disclosed in the Summary Compensation Table, to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs and PSUs. The value of outstanding PSUs and stock options/SARs vary based on the share price at the time of valuation.
The following graph illustrates the annual change in cumulative total shareholder return on a Cdn $100 investment in the Company’s Common Shares compared with the Aggregate Annual Compensation (defined in the footnote below the graph) of NEOs in each year of the five-year period ending on December 31, 2010 and demonstrates the close link between the two.

(1)
Aggregate Annual NEO Compensation for each year is based on all NEOs and includes base salary and annual incentive earned in that year as reported in the Summary Compensation Table in our Information Circular, the annual change in unrealized value for outstanding stock options/SARs and PSUs in that year, and the realized value for exercised stock options/SARs and settled PSUs in that year. Annual Aggregate Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” on page 43 for more information.

(2)
Annual Change in Cumulative Total Shareholder Return (“TSR”) reflects the annual change in total cumulative shareholder return for Cdn $100 invested in Common Shares over the five-year period beginning on December 31, 2005 as set out in the table under the heading “Total Shareholder Return Comparison” on page 41.

The annual change in unrealized value for outstanding stock options/SARs and PSUs in each year is calculated as the difference between the value of all outstanding stock options/SARs and PSUs at December 31 of the current year and the value of all outstanding stock options/SARs and PSUs at December 31 of the previous year.
The annual change in realized value for exercised stock options/SARs and settled PSUs is calculated as the difference between the actual proceeds the NEO received from exercised stock options/SARs and/or settled PSUs in the current year and the value of those stock options/SARs and PSUs at December 31 of the previous year.

For the purposes of this graph, the values for outstanding stock options/SARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31 for each of the years included in this graph. The value of all outstanding stock options/SARs at December 31 is calculated using the difference between the closing price of the Common Shares on the TSX on that date and the exercise price and number of outstanding stock options/SARs on that date for each grant. The value of all outstanding PSUs at December 31 is calculated using the closing price of the Common Shares on the TSX on that date and the number of outstanding PSUs on that date.
Stress-Testing CEO Compensation
While annual compensation awards made to the CEO are based on current year corporate and individual performance, the ultimate value from the Long-Term Incentive Plan Awards is linked to and dependent upon the Company’s ability to replicate and sustain successful annual performance over the longer term. In March 2011, the Committee reviewed a seven-year look-back total take analysis for the CEO that confirmed that there were appropriate performance linkages and found that there was a reasonable relationship between the CEO’s total compensation relative to total shareholder return.
Share Ownership Requirements
Since 1998, the Company has had share ownership guidelines in place for executive officers to promote meaningful share ownership, and in early 2011 these became a requirement. Each executive officer is required to own shares having a value equal to at least, in the case of the CEO, five times annual base salary and, in the case of each of the other executive officers, three times annual base salary. Half of the value of PSUs and the full value of DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs or the vesting of PSUs to achieve their share ownership guideline. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date that each individual became an executive officer. All other management personnel of the Company are subject to share ownership guidelines that are related to the level of their position. The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them.

	As at December 31, 2010
		Minimum
	Minimum	Ownership	Common Shares	Performance Share		Share
	Ownership	Requirement (as	Beneficially Owned	Units (50% of		Ownership
	Requirement (as	Number of Common	or over which	Balance) and		Requirements
	Multiple of Base	Shares, PSUs and	Control or Direction	Deferred Share	Total	Achieved(2)
Named Executive Officer	Salary)	DSUs)(1)	is Exercised	Units Held	Holdings	%
Bruce Aitken	5 times	203,000	129,017	288,170	417,187	205
Ian Cameron	3 times	49,000	21,356	59,652	81,008	167
John Gordon	3 times	49,000	16,257	59,652	75,909	156
John Floren	3 times	48,000	46,900	20,294	67,194	140
Michael Macdonald	3 times	47,000	31,493	59,652	91,145	192

(1)
Based on $28.93 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2010. For more information on the “Performance Share Unit Plan” and the “Deferred Share Unit Plan” please see pages 39 and 40 respectively.

(2)
Based on $28.93 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2010. The percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on 2010 base salary.

Shareholder Feedback on Executive Compensation
If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, you may do so through a web-based survey that can be found in the Investor Relations section of our website at www.methanex.com. See “Shareholder Survey on Executive Compensation” on page 21 for more information.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation
The following table sets forth a summary of compensation earned during the last three years by the Company’s CEO, Chief Financial Officer and its three other executive officers who had the highest aggregate total compensation during 2010. (All such officers are herein collectively referred to as the “Named Executive Officers” or “NEOs”.)
The Company uses US dollars in its financial statements and is required to report executive compensation amounts in US dollars. All components of the Company’s executive compensation are designed and received in Canadian dollars. All Canadian dollar amounts in the following table and elsewhere in this Statement of Executive Compensation have been converted to US dollars at the Bank of Canada average noon rate for the applicable year (2010: 1.0299; 2009: 1.142; 2008: 1.066) except where otherwise noted.
Summary Compensation Table

						Non-Equity Incentive
				Share-	Option-	Plan Compensation ($)			All Other	Total
Name and				Based	Based	Annual		Pension	Compen-	Compen-
Principal			Salary	Awards(2)	Awards(3)	Incentive		Value(5)	sation(6)	sation
Position(1)	Year		($)	($)	($)	Plans(4)	LTI Plans	($)	($)	($)
Bruce Aitken	2010	US$	1,128,265	1,815,840	1,829,307	616,565	—	217,191	368,787	5,975,955
President and CEO		CDN$	1,162,000	1,872,000	1,885,884	635,000	—	223,685	379,814	6,158,383
	2009	US$	980,736	449,430	450,200	560,420	—	188,792	339,593	2,969,170
		CDN$	1,120,000	578,650	579,641	640,000	—	215,600	387,815	3,521,706
	2008	US$	1,028,846	1,705,800	1,616,612	938,086	—	198,991	316,398	5,804,733
		CDN$	1,096,750	1,657,800	1,571,122	1,000,000	—	212,124	337,280	5,875,076

Ian Cameron	2010	US$	440,415	353,080	332,601	171,861	—	72,668	120,588	1,491,214
Senior VP,		CDN$	453,583	364,000	342,888	177,000	—	74,841	124,194	1,536,506
Corporate Development	2009	US$	385,289	82,290	76,739	160,245	—	63,573	130,237	898,372
& CFO		CDN$	440,000	105,950	98,802	183,000	—	72,600	148,731	1,049,083
	2008	US$	406,426	312,730	304,579	256,098	—	67,998	98,752	1,446,582
		CDN$	433,250	303,930	296,008	273,000	—	72,486	105,269	1,483,944

John Gordon	2010	US$	454,170	353,080	332,601	168,948	—	74,938	127,218	1,510,957
Senior VP,		CDN$	467,750	364,000	342,888	174,000	—	77,179	131,022	1,556,839
Corporate Resources	2009	US$	406,305	82,290	76,739	162,872	—	67,040	115,154	910,400
		CDN$	464,000	105,950	98,802	186,000	—	76,560	131,506	1,062,818
	2008	US$	431,051	312,730	304,579	263,602	—	72,062	113,614	1,497,638
		CDN$	459,500	303,930	296,008	281,000	—	76,818	121,113	1,538,369

John Floren	2010	US$	447,131	353,080	332,601	171,861	—	73,777	103,831	1,482,282
Senior VP,		CDN$	460,500	364,000	342,888	177,000	—	75,983	106,936	1,527,307
Global Marketing	2009	US$	394,046	82,290	76,739	159,370	—	65,018	92,843	870,304
& Logistics		CDN$	450,000	105,950	98,802	182,000	—	74,250	106,026	1,017,029
	2008	US$	413,462	312,730	304,579	263,602	—	69,159	205,705	1,569,237
		CDN$	440,750	303,930	296,008	281,000	—	73,724	219,281	1,614,694

Michael Macdonald	2010	US$	413,632	353,080	332,601	156,326	—	68,249	125,192	1,449,081
Senior VP,		CDN$	426,000	364,000	342,888	161,000	—	70,290	128,935	1,493,113
Global Operations	2009	US$	350,263	82,290	76,739	143,608	—	57,793	154,464	865,156
		CDN$	400,000	105,950	98,802	164,000	—	66,000	176,398	1,011,150
	2008	US$	369,371	312,730	304,579	227,017	—	61,885	161,542	1,437,124
		CDN$	393,750	303,930	296,008	242,000	—	65,969	172,204	1,473,862

(1)	All NEOs receive their compensation in Canadian dollars.

(2)
This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2010, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2010 to December 31, 2012. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted, converted to US dollars based on the Bank of Canada noon rate of exchange on that day (2010: US $25.22; 2009: US $6.33; 2008: US $28.43). This valuation methodology is different than accounting fair value. In calculating the accounting fair value, the Company used a binomial pricing model to assign a probability weighted average total shareholder return factor that determines the number of PSUs that would be included in the valuation in accordance with the PSU plan. The accounting fair value, as calculated by the binomial pricing model on the grant date, is: 2010: CEO US $834,120, other NEOs US $162,190; 2009: CEO US $210,870, other NEOs US $38,610; 2008: CEO US $864,600, other NEOs US $158,510. The PSU Plan is more fully described on page 39.

(3)
This column reflects the grant date fair value of stock options/SARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs granted by the US dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2008: US dollar exercise price = $28.43, Black-Scholes valuation factor = 27.47%. 2009: US dollar exercise price = $6.33, Black-Scholes valuation factor = 26.94%; 2010: US dollar exercise price = $25.22, Black-Scholes valuation factor = 31.4%). The exercise price represents the closing price of the Common Shares on the TSX on the day before the stock options/SARs were granted, converted to US dollars based on the Bank of Canada noon rate of exchange on that day. This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The Company’s Stock Option Plan is more fully described on page 39.

(4)
These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. The DSU Plan is more fully described on page 40. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 34.

(5)	The amounts include the Company’s pension contributions to both the regular Company Defined Contribution pension plan and to the Defined Contribution Supplemental Retirement Plan.

(6)	The amounts shown represent:
•
For Mr. Aitken: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2010 — Cdn $135,739; US $131,798 (5,336 units); 2009 — Cdn $141,289; US $123,720 (9,942 units); 2008 – Cdn $136,231; US $127,797 (6,649 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2010 — Cdn $112,349; US $109,088 (4,534 units); 2009 - Cdn $119,952; US $105,037 (8,382 units); 2008 – Cdn $78,909; US $74,024 (3,923 DSUs)), perquisite allowance (2010 – Cdn $66,000; US $64,084; 2009 – Cdn $66,000; US $57,793; 2008 – Cdn $66,000; US $61,914) and other miscellaneous items.

•
For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2010 — Cdn $25,387; US $24,650 (998 units); 2009 — Cdn $25,891; US $22,671 (1,822 units); 2008 – Cdn $24,389; US $22,879 (1,190 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2010 — Cdn $24,612; US $23,897 (993 units); 2009 — Cdn $22,102; US $19,354 (1,530 units); 2008 – Cdn $14,857; US $13,937 (739 DSUs)), perquisite allowance (2010 – Cdn $57,000; US $55,345; 2009 – Cdn $57,000; US $49,912; 2008 – Cdn $57,000; US $53,471) and other miscellaneous items.

•
For Mr. Gordon: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2010 — Cdn $25,387; US $24,650 (998 units); 2009 — Cdn $25,891; US $22,671 (1,822 units); 2008 – Cdn $24,389; US $22,879 (1,190 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2010 — Cdn $24,612; US $23,897 (993 units); 2009 — Cdn $22,102; US $19,354 (1,530 units); 2008 – Cdn $14,857; US $13,937 (739 DSUs)), perquisite allowance (2010 – Cdn $57,000; US $55,345; 2009 – Cdn $57,000; US $49,912; 2008 – Cdn $57,000; US $53,471) and other miscellaneous items.

•
For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2010 — Cdn $25,387; US $24,650 (998 units); 2009 — Cdn $25,891; US $22,671 (1,822 units); 2008 – Cdn $24,389; US $22,879 (1,190 units)), perquisite allowance (2010 – Cdn $57,000; US $55,345; 2009 – Cdn $57,000; US $49,912; 2008 – Cdn $57,000; US $53,471), housing allowance (2008 – Cdn $60,224; US $56,495) and other miscellaneous items.

•
For Mr. Macdonald: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2010 — Cdn $25,387; US $24,650 (998 units); 2009 — Cdn $25,891; US $22,671 (1,822 units); 2008 – Cdn $24,389; US $22,879 (1,190 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2010 — Cdn $24,612; US $23,897 (993 units); 2009 — Cdn $22,102; US $19,354 (1,530 units); 2008 – Cdn $14,857; US $13,937 (739 DSUs)), perquisite allowance (2010 – Cdn $57,000; US $55,345; 2009 – Cdn $57,000; US $49,912; 2008 – Cdn $57,000; US $53,471), vacation payout (2009 — Cdn $50,769; US $44,456; 2008 – Cdn $46,154; US $43,296) and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Incentive Plan Awards – Value Vested or Earned During the Year” found on page 47.

Incentive Plan Awards
The following table sets forth information concerning outstanding stock options and share-based awards (PSUs) held by the NEOs as at December 31, 2010.
Outstanding Option-Based Awards and Share-Based Awards

Option-Based Awards								Share-Based Awards
		Number of						Number of
		Securities	Option/		Vested			Shares or
		Underlying	SAR	Option/SAR	Options/	Value of Unexercised		Units that	Market or Payout Value
		Unexercised	Exercise	Expiration	SARs at	In-the-Money		Have Not	of Share-Based Awards
	Year	Options/ SARs	Price(1)	Date	Year-End	Options/SARs		Vested	that Have Not Vested(2)
Name	Granted	(#)	US$		(#)	US$	CDN$	(#)	US$	CDN$
Bruce Aitken	2010	231,000	25.22	Mar 4, 2017	0	0	0	73,815	1,084,038	1,116,451
	2009	264,000	6.33	Mar 5, 2016	88,000	2,027,677	2,088,305	76,478	1,123,142	1,156,724
	2008	207,000	28.43	Feb 28, 2015	138,000	129,966	133,852
	2007	207,000	24.96	Mar 1, 2014	207,000	913,239	940,545
	2006	249,200	20.76	Mar 2, 2013	249,200	2,146,056	2,210,223
	2005	50,000	17.85	Mar 3, 2012	50,000	576,089	593,314
Ian Cameron	2010	42,000	25.22	Mar 4, 2017	0	0	0	14,353	210,785	217,088
	2009	45,000	6.33	Mar 5, 2016	15,000	345,627	355,961	14,003	205,646	211,794
	2008	39,000	28.43	Feb 28, 2015	26,000	24,486	25,218
	2007	39,000	24.96	Mar 1, 2014	39,000	172,060	177,205
	2006	60,000	20.76	Mar 2, 2013	60,000	516,707	532,157
	2005	10,000	17.85	Mar 3, 2012	10,000	115,218	118,663
John Gordon	2010	42,000	25.22	Mar 4, 2017	0	0	0	14,353	210,785	217,088
	2009	45,000	6.33	Mar 5, 2016	15,000	345,627	355,961	14,003	205,646	211,794
	2008	39,000	28.43	Feb 28, 2015	26,000	24,486	25,218
	2007	39,000	24.96	Mar 1, 2014	39,000	172,060	177,205
	2006	40,000	20.76	Mar 2, 2013	40,000	344,471	354,771
	2005	10,000	17.85	Mar 3, 2012	10,000	115,218	118,663
John Floren	2010	42,000	25.22	Mar 4, 2017	0	0	0	14,353	210,785	217,088
	2009	37,000	6.33	Mar 5, 2016	7,000	161,292	166,115	14,003	205,646	211,794
	2008	39,000	28.43	Feb 28, 2015	26,000	24,486	25,218
	2007	39,000	24.96	Mar 1, 2014	39,000	172,060	177,205
	2006	40,000	20.76	Mar 2, 2013	40,000	344,471	354,771
	2005	1,750	17.85	Mar 3, 2012	1,750	20,163	20,766
Michael Macdonald	2010	42,000	25.22	Mar 4, 2017	0	0	0	14,353	210,785	217,088
	2009	45,000	6.33	Mar 5, 2016	15,000	345,627	355,961	14,003	205,646	211,794
	2008	39,000	28.43	Feb 28, 2015	26,000	24,486	25,218
	2007	39,000	24.96	Mar 1, 2014	39,000	172,060	177,205
	2006	60,000	20.76	Mar 2, 2013	60,000	516,707	532,157
	2005	30,000	17.85	Mar 3, 2012	30,000	345,654	355,989

(1)
For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the options/SARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third are exercisable beginning on the third anniversary of the date of the grant. If the options/SARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(2)
This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded average growth rate of total shareholder return over a three-year period. The minimum payout is 50% of the vested PSU balance. The value shown is based on this minimum payout and is calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2010, being $30.25, converted to US dollars at a conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010. See “Performance Share Unit Plan” on page 39 for more information. This table does not include DSUs outstanding as DSUs vest immediately upon grant. During 2007, Messrs. Cameron, Gordon and Macdonald each elected to settle their vested 2005 RSUs in DSUs (22,333 each). In 2008, Messrs. Aitken, Cameron, Gordon and Macdonald each elected to settle their vested 2006 PSUs in DSUs (43,640, 7,543, 7,543 and 7,543 respectively); the settlement date for the vested 2006 PSUs was March 6, 2009. In 2009, Messrs. Cameron, Gordon and Macdonald each elected to settle their vested 2007 PSUs in DSUs (6,096 each); the settlement date for the vested 2007 PSUs was March 25, 2010. In 2010, Mr. Gordon elected to settle his vested 2008 PSUs (6,116) in DSUs.

The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by Cdn $30.25, the closing market price of the Common Shares on the TSX on that date) for all NEOs as at December 31, 2010.

	Number of DSUs Outstanding as	Value of Outstanding DSUs as at Dec. 31, 2010
NEO(*)	at Dec. 31, 2010	US$	CDN$
Bruce Aitken	179,666	5,277,104	5,434,889
Ian Cameron	39,359	1,156,037	1,190,602
John Gordon	39,359	1,156,037	1,190,602
Michael Macdonald	39,359	1,156,037	1,190,602

(*)	Mr. Floren does not participate in the DSU plan as he is not a resident of Canada for tax purposes.
The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2010. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2010.
Incentive Plan Awards — Value Vested or Earned During the Year

					Non-Equity Incentive
		Option-Based Awards	Option-Based Awards	Share-Based Awards –	Plan Compensation –
		– Value Vested During	– Value Realized at	Value Vested During	Value Earned During
		the Year(1)	Exercise(2)	the Year(3)	the Year(4)
Name		($)	($)	($)	($)
Bruce Aitken	US$	1,725,274	0	1,101,834	616,565
	CDN$	1,776,860	0	1,134,779	635,000
Ian Cameron	US$	294,542	0	205,901	171,861
	CDN$	303,349	0	212,057	177,000
John Gordon	US$	294,542	0	205,901	168,948
	CDN$	303,349	0	212,057	174,000
John Floren	US$	294,542	119,431	182,004	171,861
	CDN$	303,349	123,002	187,445	177,000
Michael Macdonald	US$	294,542	0	205,901	156,326
	CDN$	303,349	0	212,057	161,000

(1)
The value shown in this column is calculated by multiplying the number of stock options that vested in 2010 by the difference between the exercise price and the closing price of the Common Shares on the TSX on the vesting date, converted to US dollars at a conversion rate of 1.0299, being the Bank of Canada average noon rate for 2010.

(2)
This amount represents, in respect of all Common Shares acquired during 2010 on exercise of stock options, the difference between the market value of such shares at the time of exercise and the exercise price. If the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker at that time, HSBC InvestDirect. Mr. Floren was the only NEO to exercise stock options in 2010.

(3)
The value shown in this column includes: a) the settlement value of 2008 PSUs, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2010; and b) and the value of dividend equivalent DSUs received during the year. Under the PSU Plan, following vesting of PSUs, NEOs generally receive an amount of cash equal to 50% of the value of such vested PSUs and a number of Common Shares equal to the remaining 50% of the vested PSUs. The PSU Plan is described in more detail on page 39. NEOs may elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement. The DSU plan is described in more detail on page 40. The settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days ending December 30, 2010 (Cdn $30.65) for the cash portion of the settlement, the weighted average purchase price for shares purchased on the TSX over the 15 trading days ending February 4, 2011 (Cdn $28.98) for the share portion of the settlement, and on the performance factor results (50%). The closing price of the Common Shares on the TSX on December 31, 2010, the vesting date of the 2008 PSUs, was $30.25. Based on the TSR CAGR achieved, the number of 2008 PSUs that vested was 50% of each individual’s 2008 PSU balance as at December 31, 2010. The number of PSUs and settlement value for each NEO in respect of vested 2008 PSUs was as follows (excluding the value of dividend equivalent DSUs): Mr. Aitken: Cdn $1,022,430; US $992,747 (33,358 PSUs); Mr. Cameron: Cdn $187,445; US $182,004 (6,116 PSUs); Mr. Gordon: Cdn $187,445; US $182,004 (6,116 PSUs); Mr. Floren: Cdn $187,445; US $182,004 (6,116 PSUs); and Mr. Macdonald: Cdn $187,445; US $182,004 (6,116 PSUs). Mr. Gordon elected to settle his vested 2008 PSUs in DSUs (6,116). Mr. Floren does not participate in the DSU plan as he is not a resident of Canada for tax purposes. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs are vested immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table on page 44.

Retirement Plans
The Company has established a registered defined contribution retirement plan that provides an annual company contribution equal to 7% of annual base salary. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the NEO. Seventeen investment vehicles are currently available from five investment managers. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No NEOs are members of a defined benefit retirement plan. All NEOs participate in the defined contribution plan.
Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. NEOs resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2010. The supplemental plan funds are invested in a single fund with Phillips, Hager & North and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. No NEOs are members of any defined benefit supplemental retirement plan.
The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the NEOs:
Defined Contribution Plan Table (Registered and Supplemental Plans)

		Accumulated Value		Non-	Accumulated
		at Start of Year	Compensatory(1)	Compensatory(2)	Value at Year-End
Name		($)	($)	($)	($)
Bruce Aitken	US$	1,137,623	217,191	116,523	1,471,338
	CDN$	1,171,638	223,685	120,007	1,515,331
Ian Cameron	US$	784,868	72,668	93,378	950,915
	CDN$	808,336	74,841	96,171	979,347
John Gordon	US$	1,036,952	74,938	66,574	1,178,465
	CDN$	1,067,957	77,179	68,565	1,213,701
John Floren	US$	396,384	73,777	31,907	502,068
	CDN$	408,236	75,983	32,861	517,079
Michael Macdonald	US$	516,804	68,249	59,046	644,099
	CDN$	532,256	70,290	60,811	663,358

(1)
The amounts include the Company’s pension contributions to both the Company’s regular Defined Contribution pension plan and to the Defined Contribution Supplemental Retirement Plan. These amounts are also reported in the “Pension Value” column of the Summary Compensation Table on page 44.

(2)	The amounts include regular investment earnings on pension contributions. Employee contributions are not permitted in the Canadian pension plans.
Termination of Employment and Employment Contracts
The Company has entered into employment agreements with the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. “Change of Control” occurs when:
•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board of Directors of the Company occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.
In January 2010, the Committee approved management’s recommendation to amend executive employment agreements to provide for a “double trigger” for future grants of stock options and/or SARs. Early vesting of stock options and/or SARs issued after January 2010 requires the occurrence of both (1) a Change of Control; and (2) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status within 24 months following a Change of Control.

Mr. Aitken has an employment agreement that provides for three months’ notice and a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times his target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits he would have received over a 30-month period. The amount of this payment is reflected in the “Termination without Cause” column in the “Change of Control and Termination Benefits for NEOs” table below. In the event that (1) a Change of Control occurs and (2) Mr. Aitken is terminated or suffers a material change in his employment status within 24 months following a Change of Control, he is entitled to an amount equal to (a) 2.5 times his most recent compensation (highest annual salary during last three years plus the average of his last three years’ short-term incentive award and long-term incentive award plus any other cash compensation awards); and (b) compensation for pension and other company benefits he would have received over a 30-month period, plus all legal and professional fees and expenses. The total amount of this payment is reflected in the “Change of Control with Termination — Total” column in the “Change of Control and Termination Benefits for NEOs” table below. In the event that his employment is terminated for cause, no notice or pay in lieu of notice will be provided. In the event that Mr. Aitken retires or resigns, no payment will be provided and Mr. Aitken is required to give not less than three months’ written notice of retirement or resignation.
Messrs. Cameron, Gordon, Floren and Macdonald each have an employment agreement that provides for three months’ notice and a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits they would have received over an 18-month period. The amount of this payment is reflected in the “Termination without Cause” column in the “Change of Control and Termination Benefits for NEOs” table below. In the event that (1) a Change of Control occurs and (2) they are terminated or suffer a material change in their employment status within 24 months following a Change of Control, each is entitled to an amount equal to (a) 2.0 times their most recent compensation (highest annual salary during last three years plus the average of last three years’ short-term incentive awards and long-term incentive awards plus any other cash compensation awards); and (b) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses. The total amount of this payment is reflected in the “Change of Control with Termination — Total” column in the “Change of Control and Termination Benefits for NEOs” table below. In the event that their employment is terminated for cause, no notice or pay in lieu of notice will be provided. In the event that Messrs. Cameron, Gordon, Floren or Macdonald retires or resigns, no payment will be provided and they are each required to give not less than three months’ written notice of retirement or resignation.
Where there is either a termination or change of control event, each NEO must adhere to restrictions on his competitive activities, solicitation of business and hiring away for a period of one year after the termination of his employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 41.
Change of Control and Termination Benefits for NEOs
The following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2010.

		Change of Control with Termination
			Value of Early Vested
			Options and		Termination
Name		Cash Portion(1)	Share-Based Awards(2)	Total(3)	without Cause(4)
Bruce Aitken	US$	12,157,845	9,493,759	21,651,604	5,867,511
	CDN$	12,521,364	9,777,623	22,298,987	6,042,950
Ian Cameron	US$	2,609,369	1,710,733	4,320,103	1,257,406
	CDN$	2,687,389	1,761,884	4,449,274	1,295,003
John Gordon	US$	2,614,548	1,710,733	4,325,281	1,257,406
	CDN$	2,692,723	1,761,884	4,454,607	1,295,003
John Floren	US$	2,602,103	1,710,733	4,312,837	1,244,917
	CDN$	2,679,906	1,761,884	4,441,790	1,282,140
Michael Macdonald	US$	2,540,693	1,710,733	4,251,426	1,229,930
	CDN$	2,616,659	1,761,884	4,378,544	1,266,705

(1)
This column reflects 2.5 times the most recent compensation for the CEO and 2 times the most recent compensation for each of the other NEOs. The most recent compensation includes the highest annual salary during the last three years plus the average of the last three years’ short-term incentive awards and long-term incentive awards, any other cash compensation awards as well as compensation for pension and other company benefits that would have been received. This cash payment will only be paid where: (i) a Change of Control occurs; and (ii) the NEO is terminated or suffers a material change in his employment status within 24 months following such Change of Control.

(2)
All unvested PSUs vest at the time of a Change of Control. For more information on the PSU Plan please see page 39. All unvested stock options at the time of a Change of Control will become exercisable by the NEOs immediately prior to such Change of Control. For more information on the Stock Option Plan please see pages 39 and 51. Early vesting of stock options and/or SARs issued after January 2010 require that both (i) a Change of Control occurs; and (ii) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status. This column reflects the value of unvested PSUs, including dividend equivalent PSUs granted, and unvested stock options/SARs. For greater clarity, the value of PSUs and stock options that vested on or before December 31, 2010, in accordance with the terms of the Plans, are not included in this column. Regardless of whether or not an NEO’s employment is terminated after a Change of Control event, both the unvested PSUs and unvested stock options will vest as described in this footnote.

(3)
This column is calculated as the sum of the previous two columns and reflects the amounts payable to each NEO in the event that (i) a Change of Control occurs and (ii) the NEO is terminated or suffers a material change in their employment status within 24 months following a Change of Control.

(4)
The column reflects the termination payment that would be made in the event an NEO’s employment was terminated without cause. For the CEO, the termination payment includes 2.5 times his annual salary, 2.5 times his Short-Term Incentive Plan target payment and compensation for pension and benefits that would have been received over a 30-month period. For each of the remaining NEOs, the termination payment includes 1.5 times his annual salary, 1.5 times his Short-Term Incentive Plan target payment and compensation for pension and benefits that would have been received over an 18-month period.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is included in footnote (2) to the “Outstanding Option-Based Awards and Share-Based Awards” table on page 46. No incremental payments will be made in the event the NEO resigns, retires or his employment is terminated for cause.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date of this Information Circular.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
The insurance provides US $100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $500,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $100,000,000, as the insurance is subject to an annual aggregate limit of US $100,000,000.
The cost of this insurance for the current policy year is US $848,489.

PART V OTHER INFORMATION
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table provides information as at December 31, 2010 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Securities Remaining Available
	Securities to be Issued	Weighted Average		for Future Issuance under
	upon Exercise of	Exercise Price of		Equity Compensation Plans
	Outstanding Options,	Outstanding Options,		(Excluding Securities Reflected
	Warrants and Rights	Warrants and Rights(1)		in Column (a))
	(a)	(b)		(c)
Plan Category	(#)	US$	CDN$	(#)
Equity compensation plans approved by securityholders	5,312,012	$19.81	$19.70	2,495,458
Equity compensation plans not approved by securityholders	—	—	—	—

Total	5,312,012	$19.81	$19.70	2,495,458

(1)
For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of $0.9946 on December 31, 2010.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.
Stock Option Plan
The Company has a Stock Option Plan (the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Plan, the maximum number of Common Shares that may be issued from and after May 5, 2009 pursuant to options granted is 8,400,000 (representing approximately 9.1% of the Company’s 92,699,307 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular). Options may not be granted to non-management directors under the Plan.
The following table sets out the total number of Common Shares that may be issued from and after the date of this Information Circular pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular.

		Common Shares Issuable Pursuant to		Common Shares Available for Future
Common Shares Issuable under the Plan		Outstanding Unexercised Options as at		Issuance Pursuant to Options Granted from
from and after March 4, 2011		March 4, 2011(2)		and after March 4, 2011(3)
#	%	#	%	#	%
7,740,185	8.3(1)	6,064,167	6.5(1)	1,676,018	1.8(1)

(1)	Approximate percentage of the Company’s 92,699,307 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

(2)	Including the options to purchase 815,910 Common Shares approved by the Board of Directors on March 4, 2011.

(3)
After giving effect to the options to purchase 815,910 Common Shares approved by the Board of Directors on March 4, 2011 and assuming that all outstanding unexercised options (including the March 4, 2011 options) will ultimately be exercised in full.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the bylaws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Plan available to insiders of the Company or which any person is entitled to receive under the Plan.

The exercise price for each option granted under the Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the particular date upon which Common Shares were traded on such Exchange. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.
The Plan provides for the issuance of Stock Appreciation Rights (SARs) in tandem with options. Under the terms of the Plan, a tandem SAR entitles the holder to surrender the related option granted under the Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Plan defines “grant price” for this purpose as the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the NASDAQ on the most recent day preceding the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.
Subject to certain limitations contained in the Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Plan, each option (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:
(a)
in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death; and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

(c)
in the case of termination of the optionee’s employment by reason of (i) retirement of the optionee where the optionee is not less than 55 years of age; or (ii) circumstances that the Board of Directors, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

(d)
if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.
All options granted by the Company prior to 2005 have vested and each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of grant. For options granted in 2005 and thereafter and (it is intended) in future years, one-third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and thereafter expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.

With respect to executive officers who have employment agreements, in the event of a change of control, these agreements provide that any option granted prior to January 2010 and prior to the change of control that is not then exercisable becomes exercisable immediately prior to such change of control. In January 2010, the Human Resources Committee approved management’s recommendation to amend executive employment agreements to provide a “double trigger” for future grants of stock options and/or SARs. Therefore, early vesting of stock options (and related SARs) issued after January 2010 would require that the occurrence of both: (1) a Change of Control; and (2) either termination of the executive’s employment or the executive suffers an adverse material change to his employment. Furthermore, unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.
Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Plan or options granted under it:
1.
an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.
a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;
4.	an expansion of the class of eligible recipients of options under the Plan that would permit the re-introduction of non-management directors;
5.
an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Plan to increase any maximum limit of the number of securities:
(a)	issued to insiders of the Company within any one year period, or
(b)	issuable to insiders of the Company at any time;

which may be specified in the Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.
if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Plan reserve; and

8.	a change to the amendment provisions of the Plan;
provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Plan to prevent their dilution or enlargement in accordance with the section or sections of the Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.

The Board of Directors has authority (without shareholder approval required) to make other amendments to the Plan or any option (and related tandem SAR) relating to:
1.
clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan);

2.
changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan;

3.
changing the eligibility for and limitations on participation in the Plan (other than amendments of the Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);
5.
changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.
additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.
No amendment of the provisions of the Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Plan.
SHAREHOLDER PROPOSALS
Shareholder proposals to be considered at the 2012 Annual General Meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 26, 2011 to be included in the Information Circular and form of proxy for such annual meeting.
ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2010, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.
If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.

Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.
APPROVAL BY DIRECTORS
The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
DATED at Vancouver, British Columbia this 4th day of March, 2011.

Randy Milner
Senior Vice President, General Counsel
and Corporate Secretary

SCHEDULE A
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES	2

2. CODE OF ETHICS	2

3. BOARD RESPONSIBILITIES	2

4. DIRECTOR RESPONSIBILITIES	2

5. BOARD LEADERSHIP	3

6. BOARD MEMBERSHIP	3

7. BOARD COMPENSATION	4

8. SHARE OWNERSHIP	5

9. ASSESSING THE BOARD’S PERFORMANCE	5

10. BOARD’S INTERACTION WITH STAKEHOLDERS	5

11. MEETING PROCEDURES	5

12. COMMITTEE MATTERS	6

13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT	6

14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS	6

15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS	6

16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES	7

Exhibit A to the Methanex Corporate Governance Principles	7

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES
The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2. CODE OF ETHICS
All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3. BOARD RESPONSIBILITIES
The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;
•	monitoring overall corporate performance;
•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;
•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;
•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;
•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;
•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;
•	developing the Company’s approach to corporate governance; and
•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4. DIRECTOR RESPONSIBILITIES
Act in best interests
The primary responsibility of each director is to:
a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Participation
Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.
Performance
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include a self-evaluation and a confidential discussion with the Chairman.
Ongoing education
Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.
5. BOARD LEADERSHIP
Selection of Chairman and CEO
The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead Independent Director
In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.
Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.
6. BOARD MEMBERSHIP
Criteria for Board membership
The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.
New directors
The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Majority voting
The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.
Orientation
The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their present occupation
Directors who retire or otherwise leave or change the position they held when they first were appointed to the Board should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Term limits
The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
Retirement age
The Board has determined that there should not be a mandatory retirement age for directors.
Other Board memberships
Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7. BOARD COMPENSATION
Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee Chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.
8. SHARE OWNERSHIP
The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.
9. ASSESSING THE BOARD’S PERFORMANCE
The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.
All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chairman or the appropriate committee Chair.
10. BOARD’S INTERACTION WITH STAKEHOLDERS
It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.
11. MEETING PROCEDURES
Scheduling of Board meetings and selection of agenda items
The Board holds approximately six regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develops the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.
Non-directors at Board meetings
The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.

12. COMMITTEE MATTERS
Committee structure
The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.
The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
The Corporate Governance Committee is responsible for proposing to the Board the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT
Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.
The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.
14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS
The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.
15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS
Performance evaluation of the CEO
The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.
Performance evaluation and succession planning of executive officers
The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES
The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.
EXHIBIT A to the Methanex Corporate Governance Principles
“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:
(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)
a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or
(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.
(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer;

(D)
a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.
(E)
a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)
a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 25, 2011	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary